  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1997.

                                                     REGISTRATION NO. 333-24173
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 6
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                             BANK PLUS CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

         DELAWARE                    6712                    95-1782887
     (State or Other          (Primary Standard           (I.R.S. Employer
     Jurisdiction of              Industrial           Identification Number)
     Incorporation or        Classification Code
      Organization)                Number)

                            4565 COLORADO BOULEVARD
                         LOS ANGELES, CALIFORNIA 90039
                                (818) 241-6215
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               ----------------

                            GODFREY B. EVANS, ESQ.
                                GENERAL COUNSEL
                             BANK PLUS CORPORATION
                            4565 COLORADO BOULEVARD
                         LOS ANGELES, CALIFORNIA 90039
                                (818) 549-3330
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                               ----------------

                                   Copy to:
                              JOHN L. SAVVA, ESQ.
                              SULLIVAN & CROMWELL
                      444 SOUTH FLOWER STREET, 12TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                (213) 955-8000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: On the Exchange Date, as described in the attached Prospectus.

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS

                             BANK PLUS CORPORATION

                               OFFER TO EXCHANGE

       $1,000 PRINCIPAL AMOUNT OF ITS 12% SENIOR NOTES DUE JULY 18, 2007
                       FOR EACH 40 SHARES OF OUTSTANDING
     12% NONCUMULATIVE EXCHANGEABLE PERPETUAL PREFERRED STOCK, SERIES A OF
                 FIDELITY FEDERAL BANK, A FEDERAL SAVINGS BANK

--------------------------------------------------------------------------------
 PREFERRED STOCKHOLDERS NEED NOT TAKE ANY ACTION IN ORDER TO ACCEPT THE
 EXCHANGE OFFER. PREFERRED STOCKHOLDERS WHO DO NOT WISH TO EXCHANGE SHARES OF PREFERRED STOCK MUST EXPRESSLY REJECT THE EXCHANGE OFFER BY RETURNING A DULY EXECUTED NOTICE OF REJECTION OF OFFER. THE RIGHT OF PREFERRED STOCKHOLDERS TO REJECT THE EXCHANGE OFFER OR TO WITHDRAW A PREVIOUSLY TRANSMITTED REJECTION WILL TERMINATE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 18, 1997,
 UNLESS THE EXCHANGE OFFER IS EXTENDED BY BANK PLUS CORPORATION (AS IT MAY BE
 SO EXTENDED, THE "EXCHANGE DATE"). SHARES OF PREFERRED STOCK WITH RESPECT TO WHICH A DULY EXECUTED NOTICE OF REJECTION OF OFFER HAS NOT BEEN RECEIVED BY
 THE EXCHANGE AGENT PRIOR TO THE EXCHANGE DATE WILL BE DEEMED TO HAVE BEEN TENDERED IN THE EXCHANGE OFFER.
--------------------------------------------------------------------------------

  Bank Plus Corporation, a Delaware corporation ("Bank Plus" or the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus, to exchange $1,000 principal amount of its 12% Senior Notes due July 18, 2007 ("Senior Notes") for each 40 outstanding shares of 12% Noncumulative Exchangeable Perpetual Preferred Stock, Series A ("Preferred Stock") of its subsidiary, Fidelity Federal Bank, A Federal Savings Bank ("Fidelity" or the "Bank"). The Exchange Offer is being made to holders of record of Preferred Stock ("Preferred Stockholders") pursuant to the terms of the Preferred Stock, which expressly provide for the making of the Exchange Offer at the election of Bank Plus. The terms and provisions of the Exchange Offer are substantially as described in the Offering Circular, dated November 9, 1995, with respect to the offering and sale of the Preferred Stock.

  THE SENIOR NOTES WILL BE SENIOR UNSECURED OBLIGATIONS OF THE COMPANY AND WILL RANK PARI PASSU WITH ANY INDEBTEDNESS OF BANK PLUS THAT IS NOT EXPRESSLY SUBORDINATED TO THE SENIOR NOTES. SEE "DESCRIPTION OF SENIOR NOTES." BANK PLUS HAS NOT ISSUED, AND DOES NOT CURRENTLY HAVE ANY FIRM ARRANGEMENT TO ISSUE, ANY INDEBTEDNESS TO WHICH THE SENIOR NOTES WOULD BE SENIOR, NOR HAS BANK PLUS ISSUED ANY SIGNIFICANT INDEBTEDNESS TO WHICH THE SENIOR NOTES WOULD RANK PARI PASSU.

  BECAUSE BANK PLUS IS A HOLDING COMPANY, AS A PRACTICAL MATTER THE SENIOR NOTES WILL BE SUBORDINATED TO ALL OBLIGATIONS OF FIDELITY (AND OF ALL OTHER SUBSIDIARIES OF BANK PLUS OR OF FIDELITY). AS OF MARCH 31, 1997, THE AGGREGATE LIABILITIES OF BANK PLUS' SUBSIDIARIES NOT ELIMINATED IN BANK PLUS' CONSOLIDATED FINANCIAL STATEMENTS WERE APPROXIMATELY $3.1 BILLION (INCLUDING DEPOSITS), ALL OF WHICH WOULD EFFECTIVELY RANK SENIOR TO THE SENIOR NOTES.

  PURSUANT TO THE TERMS OF THE PREFERRED STOCK, SUBJECT TO THE CONDITIONS SPECIFIED HEREIN, ALL SHARES OF PREFERRED STOCK HELD BY A PREFERRED
STOCKHOLDER WILL BE DEEMED TENDERED AND EXCHANGED BY BANK PLUS FOR SENIOR
NOTES ON THE EXCHANGE DATE WITHOUT ANY ACTION ON THE PART OF SUCH PREFERRED STOCKHOLDER UNLESS THE NOTICE OF REJECTION OF OFFER ACCOMPANYING THIS PROSPECTUS, DULY EXECUTED, SPECIFYING THAT SHARES OF PREFERRED STOCK ARE NOT
TO BE EXCHANGED FOR SENIOR NOTES, HAS BEEN RECEIVED BY THE EXCHANGE AGENT (AS DEFINED HEREIN) AND NOT WITHDRAWN PRIOR TO THE EXCHANGE DATE.
                                                   (Continued on the next page)
                                ---------------

  FOLLOWING THE EXCHANGE DATE, PURSUANT TO THE TERMS OF THE PREFERRED STOCK, DIVIDENDS WILL BE PAYABLE ON SHARES OF PREFERRED STOCK AT THE REDUCED RATE OF 10% OF THE LIQUIDATION PREFERENCE OF $25 PER SHARE PER ANNUM.
                                ---------------

  THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. POTENTIAL INVESTORS ARE URGED TO READ AND CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 15 HEREOF.

                                ---------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS  THE SECURI-
  TIES  AND EXCHANGE COMMISSION  OR ANY  STATE SECURITIES COMMISSION  PASSED
   UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
    THE CONTRARY  IS A CRIMINAL OFFENSE. THESE SECURITIES  ARE NOT SAVINGS
     OR DEPOSIT  ACCOUNTS AND ARE NOT INSURED BY THE  FEDERAL DEPOSIT IN-
      SURANCE CORPORATION, BANK  INSURANCE FUND, SAVINGS ASSOCIATION IN-
       SURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.
                                ---------------

                 The date of this Prospectus is June 18, 1997.

(cover page continued)

  The Senior Notes to be issued pursuant to the Exchange Offer will be issued pursuant to an Indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"), and will bear interest at the rate of 12% per annum, accruing from the Exchange Date (as defined below) and payable quarterly in arrears on the 15th day of each February, May, August and November following the Exchange Date (each, an "Interest Payment Date"), and will mature on July 18, 2007.

  The Senior Notes will not be subject to mandatory redemption by Bank Plus at any time and will not be subject to optional redemption by Bank Plus prior to November 15, 2005. However, the Senior Notes will, subject to applicable regulatory limitations, if any, be redeemable at the option of Bank Plus, in whole or in part, at any time or from time to time, on or after November 15, 2005 at the redemption prices and on the terms specified herein, plus accrued interest to and including the applicable redemption date. The Senior Notes will be unsecured general obligations solely of Bank Plus and not of Fidelity or any other subsidiary of Bank Plus. There will be no sinking fund for the retirement of principal of Senior Notes.

  In the event of a Holding Company Change of Control (as defined herein), holders of Senior Notes will have the right to require Bank Plus to repurchase the Senior Notes at a price equal to 110% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase, subject to the conditions and in accordance with the provisions of the Indenture. There can be no assurance that Bank Plus will have sufficient financial resources to repurchase any or all of the Senior Notes at such time as it might be required to do so.

  Preferred Stockholders are currently entitled to receive noncumulative dividends on shares of Preferred Stock when, as and if declared by the Board of Directors of Fidelity at the rate of $3.00 per share per annum (12% of the liquidation preference of $25 per share), payable quarterly in arrears on the 15th day of each February, May, August and November (each such date, a "Dividend Payment Date," and each such quarter, a "Dividend Period"). Pursuant to the terms of the Preferred Stock, from and after the Exchange Date, dividends on the Preferred Stock will be payable at a reduced rate of $2.50 per share per annum (10% of the liquidation preference of $25 per share). See "Description of Preferred Stock."

  On the Exchange Date, Preferred Stockholders will be entitled to receive a dividend on the Preferred Stock at the rate of 12% per annum for the period from the most recent Dividend Payment Date (which Dividend Payment Date is expected to be May 15, 1997) to the Exchange Date. From and after the Exchange Date, Exchanging Stockholders (as defined below) will no longer be entitled to receive dividends in respect of shares of Preferred Stock exchanged for Senior Notes, but will be entitled to receive interest accruing on such Senior Notes. Accrued interest on Senior Notes at the rate of 12% per annum from the Exchange Date to the initial Interest Payment Date (which is expected to be August 15, 1997) will be payable to holders of Senior Notes on such Interest Payment Date. See "The Exchange Offer--Terms of Exchange."

  For a comparison of certain terms of the Preferred Stock and the Senior Notes, see "Summary--Comparison of Certain Terms of Senior Notes and Preferred Stock."

  The Preferred Stock is not, and the Senior Notes will not be, listed on any national securities exchange or included in any interdealer quotation system. The Preferred Stock does not, and at the Exchange Date the Senior Notes will not, constitute a class of securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). To the extent that shares of Preferred Stock are deemed tendered and accepted for exchange pursuant to the Exchange Offer, the trading market for untendered shares of Preferred Stock will be adversely affected.

(cover page continued)

  The Exchange Offer is not conditioned upon any minimum number of shares of Preferred Stock being tendered. The Exchange Offer will expire at 12:00 midnight, New York City time, on July 18, 1997 (the "Exchange Date"), unless Bank Plus, in its sole discretion, notifies the Exchange Agent that the period of the Exchange Offer has been extended, in which event the Exchange Date shall be the latest time and date on which the Exchange Offer, as so extended, will expire. Subject to the terms and conditions of the Exchange Offer, including the reservation of certain rights by Bank Plus (as described under "The Exchange Offer--Conditions of the Exchange Offer") and the right of Preferred Stockholders to withdraw a tendered Notice of Rejection of Offer at any time prior to the Exchange Date, all shares of Preferred Stock, other than as set forth under "The Exchange Offer--Terms of Exchange" and other than shares of Preferred Stock with respect to which a valid Notice of Rejection of Offer has been duly tendered and not withdrawn pursuant to the procedures set forth herein, will be accepted for exchange on the Exchange Date and exchanged for Senior Notes (the "Exchange").

  The Exchange Offer is subject to certain conditions. In addition, the Exchange Offer may be extended, amended or terminated by Bank Plus as provided herein. Preferred Stockholders who reject the Exchange Offer may withdraw such rejection, as provided herein, at any time before the Exchange Date. As promptly as practicable following the Exchange Date, Preferred Stockholders who have not rejected the Exchange Offer with respect to their shares of Preferred Stock in accordance with the procedures set forth herein ("Exchanging Stockholders") will be sent a notice of exchange, together with a letter of transmittal and instructions for its use in effecting the surrender of certificates representing shares of Preferred Stock in exchange for certificates representing Senior Notes. See "The Exchange Offer."

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   4

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   4

SUMMARY....................................................................   6

RISK FACTORS...............................................................  15

CAPITALIZATION.............................................................  23

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES............................  23

MARKET PRICES AND DIVIDENDS................................................  23

BACKGROUND OF AND REASONS FOR THE EXCHANGE OFFER...........................  24

THE EXCHANGE OFFER.........................................................  24

BANK PLUS CORPORATION......................................................  29

CERTAIN FEDERAL INCOME TAX CONSEQUENCES....................................  29

CERTAIN REGULATORY RESTRICTIONS ON CAPITAL DISTRIBUTIONS...................  31

DESCRIPTION OF SENIOR NOTES................................................  33

DESCRIPTION OF PREFERRED STOCK.............................................  38

VALIDITY OF SENIOR NOTES...................................................  43

EXPERTS....................................................................  43

                             AVAILABLE INFORMATION

  Bank Plus is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Bank Plus should be available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549 and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of prescribed fees. In addition, such reports, proxy statements and other information should be available for inspection at the Commission's Web site, available at http://www.sec.gov.

  Bank Plus became the holding company of Fidelity pursuant to a reorganization effected in May of 1996; until that time, such reports, proxy statements and other information were filed by Fidelity with the Office of Thrift Supervision (the "OTS"). Reports, proxy statements and other information filed by Fidelity should be available for inspection and copying at the public reference facilities maintained by the OTS at the Office of Public Information, Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and also can be obtained by written request from such office at prescribed rates. In addition, Bank Plus' common stock is listed on The Nasdaq National Market, and accordingly such reports, proxy statements and other information concerning Bank Plus and Fidelity also should be available for inspection and copying at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  Bank Plus has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, a Registration Statement on Form S-4 (as it may be amended, the "Registration Statement"), with respect to the Senior Notes issuable pursuant to the Exchange Offer. While this Prospectus addresses the material terms of the Exchange Offer and the Senior Notes, this Prospectus does not contain all of the information contained in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which reference is hereby made. Any statements contained herein or in any document incorporated by reference herein concerning the provisions of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or other document, each such statement being qualified in its entirety by such reference. The Registration Statement (and exhibits thereto) should be available for inspection at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore or hereafter filed with the Commission under the Exchange Act are incorporated by reference in this Prospectus:

  (1) Bank Plus' Annual Report on Form 10-K for the year ended December 31,
      1996.

  (2) Amendment No. 1 to Bank Plus' Annual Report on Form 10-K, filed on Form 10-K/A, for the year ended December 31, 1996.

  (3) Bank Plus' Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

  All documents filed by Bank Plus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the Exchange Date shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM NEIL OSBORNE, BANK PLUS CORPORATION,

4565 COLORADO BOULEVARD, LOS ANGELES, CALIFORNIA 90039, (818) 549-3116. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JULY 11, 1997. BANK PLUS WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, INCLUDING ANY BENEFICIAL HOLDER OF PREFERRED STOCK, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON TO THE ADDRESS OR TELEPHONE NUMBER LISTED ABOVE, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED THEREIN BY REFERENCE).
                               ----------------

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN IN CONNECTION WITH THE EXCHANGE OFFER, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANK PLUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON WITH RESPECT TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, OR SOLICITATION OF AN OFFER, WITHIN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.

                               ----------------

  Bank Plus will not pay any commission or other remuneration to any broker, dealer, salesperson or other similar person in connection with the Exchange Offer.

                                    SUMMARY

  The following information is not intended to constitute a complete description of the Company and is qualified in its entirety by, and should be read in conjunction with, the detailed information, consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus. Certain capitalized terms used in this Prospectus Summary are defined elsewhere herein. Unless the context otherwise requires, all references to the "Company" refer to Bank Plus Corporation, a Delaware corporation ("Bank Plus"), and its consolidated subsidiaries, which include Fidelity and Gateway Investment Services, Inc. ("Gateway"), and all references to "Fidelity" or the "Bank" refer to Fidelity Federal Bank, A Federal Savings Bank, and, with respect to the period between August 3, 1994 and May 1996, include Gateway, which was a wholly-owned subsidiary of Citadel Holding Corporation ("Citadel") from November 1, 1992 through August 3, 1994, a direct wholly-owned subsidiary of Fidelity from August 4, 1994 to May 1996 and a direct wholly-owned subsidiary of Bank Plus since May 1996.

                                  THE COMPANY

  Bank Plus was formed on March 14, 1996 to be the holding company of Fidelity and Gateway. In May 1996, Fidelity completed a reorganization pursuant to which all of the outstanding common stock of Fidelity was converted on a one-for-one basis into all of the outstanding common stock of Bank Plus (the "Reorganization"). Bank Plus' principal operating subsidiaries are Fidelity and Gateway, which prior to the reorganization was a subsidiary of the Bank. Bank Plus currently has no significant business or operations other than serving as the holding company for Fidelity and Gateway. The principal executive offices of Bank Plus, Fidelity and Gateway are located at 4565 Colorado Boulevard, Los Angeles, California 90039, (818) 241-6215.

                                    THE BANK

  Fidelity offers a broad range of consumer financial services, including demand and term deposits and loans to consumers, through 33 full-service branches, all of which are located in Southern California, principally in Los Angeles and Orange counties. At this time, the Bank primarily provides residential mortgages and consumer loans, which the Bank does not underwrite or fund, by referral to certain established providers of mortgage and consumer loan products with which the Bank has negotiated strategic alliances.

                               THE EXCHANGE OFFER

Securities Offered.. 12% Senior Notes due July 18, 2007 of Bank Plus. See
                     "Description of Senior Notes."

Exchange Rate....... $1,000 principal amount of Senior Notes for each 40 outstanding shares of 12% Noncumulative Exchangeable
                     Perpetual Preferred Stock, Series A of Fidelity. See "The
                     Exchange Offer--Terms of Exchange."

Exchange Date....... 12:00 midnight, New York City time, on July 18, 1997, or such later date and time to which the Exchange Offer may
                     be extended by Bank Plus. See "The Exchange Offer--
                     Exchange Date; Extension; Amendment; Termination."

Deemed Tender and
Automatic Exchange......  Pursuant to the terms of the Preferred Stock, all shares of Preferred Stock held by a Preferred Stockholder will
                          be deemed to have been tendered in the Exchange Offer and
                          will be automatically exchanged for Senior Notes on the
                          Exchange Date without any action on the part of such
                          Preferred Stockholder, unless a duly executed Notice of
                          Rejection of Offer specifying that shares of Preferred
                          Stock are not to be exchanged for Senior Notes pursuant
                          to the Exchange Offer has been received by the Exchange
                          Agent and not withdrawn prior to the Exchange Date. It is
                          currently expected that shares of Preferred Stock so
                          exchanged will remain outstanding and be held by Bank
                          Plus. See "The Exchange Offer--Terms of Exchange."

Reduction in Dividend
Rate on Preferred Stock
Following Exchange Date.  Currently, dividends are payable on shares of Preferred
                          Stock when, as and if declared at a rate of 12% per annum
                          of the liquidation preference of $25 per share. From and
                          after the Exchange Date, pursuant to the terms of the
                          Preferred Stock, dividends will be payable on shares of
                          Preferred Stock when, as and if declared at a reduced
                          rate of 10% per annum of the liquidation preference of
                          $25 per share.

Accrued Dividend on
Preferred Stock; Initial
Interest Payment on
Senior Notes............  On the Exchange Date, Preferred Stockholders will be entitled to receive a dividend on the Preferred Stock at
                          the rate of 12% per annum for the period from the most
                          recent Dividend Payment Date (which Dividend Payment Date
                          is expected to be May 15, 1997) to the Exchange Date.
                          From and after the Exchange Date, Exchanging Stockholders
                          will no longer be entitled to receive dividends in
                          respect of shares of Preferred Stock exchanged for Senior
                          Notes, but will be entitled to receive interest accruing
                          on such Senior Notes at the rate of 12% per annum.
                          Accrued interest on Senior Notes from the Exchange Date
                          to the initial Interest Payment Date (which is expected
                          to be August 15, 1997) will be payable on such Interest
                          Payment Date. See "The Exchange Offer--Terms of
                          Exchange."

Procedures for
Acceptance or Rejection
of Exchange Offer.......  Preferred Stockholders who take no action in the Exchange
                          Offer will be deemed to have accepted the Exchange Offer,
                          and all of their shares of Preferred Stock will
                          automatically be exchanged for Senior Notes on the
                          Exchange Date. However, to the extent that the number of
                          shares represented by any Preferred Stockholder's
                          certificate(s) is not evenly divisible by 40, such
                          Preferred Stockholder will receive, in addition to Senior
                          Notes, a certificate representing a number of shares of
                          Preferred Stock equal to the amount by which the number
                          of shares of such Preferred Stockholder exceeds the
                          closest multiple of 40. In order for a Preferred
                          Stockholder to reject the Exchange Offer, such Preferred
                          Stockholder must expressly reject the Exchange Offer by
                          returning a properly completed and duly executed Notice
                          of Rejection of Offer (or facsimile thereof) to the
                          Exchange Agent prior to the Exchange Date.

                         See "The Exchange Offer--Procedures for Acceptance or
                         Rejection of Exchange Offer" and the form of Notice of Rejection of Offer accompanying this Prospectus.

Withdrawal of
Rejection of Offer...... Preferred Stockholders who execute and return a Notice of
                         Rejection of Offer may withdraw such rejection by causing
                         the Exchange Agent to receive, at any time prior to the
                         Exchange Date, a written, telegraphic or facsimile
                         transmission of a notice of such withdrawal. See "The
                         Exchange Offer--Withdrawal of Notice of Rejection of
                         Offer."

Appraisal Rights........ No appraisal rights are available to Preferred
                         Stockholders in connection with the Exchange Offer.

Regulatory Approvals.... There are no material federal or state regulatory requirements that remain to be complied with in
                         connection with the Exchange Offer.

Federal Income
Tax Consequences........ The Exchange will constitute a taxable exchange in which an Exchanging Stockholder will recognize gain or loss
                         equal to the difference between the amount realized and
                         such holder's adjusted tax basis in the Preferred Stock.
                         See "Certain Federal Income Tax Consequences."

Conditions of the
Exchange Offer.......... Bank Plus' election to proceed with the Exchange Offer is conditioned upon, among other things, the nonoccurrence
                         of any change, prior to the Exchange Date, which is
                         likely to affect the Exchange Offer adversely. See "The
                         Exchange Offer--Conditions of the Exchange Offer." In
                         addition, the consummation of the Exchange is subject to
                         certain other conditions, including the requirement that,
                         immediately following the Exchange, no Default or Event
                         of Default will exist under the Indenture. See "The
                         Exchange Offer--Conditions of Exchange." The Exchange
                         Offer is not conditioned upon the tender of a minimum
                         number of shares of Preferred Stock.

Termination of the
Exchange Offer.......... Bank Plus expressly reserves the right to terminate or amend the Exchange Offer if any of the conditions thereto
                         is not satisfied on the Exchange Date. See "The Exchange
                         Offer."

Exchange Agent;
Information Agent....... The Exchange Agent for the Exchange Offer is American
                         Stock Transfer & Trust Company and the Information Agent
                         for the Exchange Offer is D.F. King & Co., Inc. See "The
                         Exchange Offer--Exchange Agent; Information Agent."

        COMPARISON OF CERTAIN TERMS OF SENIOR NOTES AND PREFERRED STOCK

                         SENIOR NOTES                 PREFERRED STOCK
                         ------------                 ---------------
Issuer.................. Bank Plus                    Fidelity

Principal Amount........ Up to $51,750,000 in         $51,750,000 in aggregate
                         aggregate principal amount   liquidation preference
                         may be issued.               (represented by 2,070,000
                                                      shares) is currently out-
                                                      standing.

Dividend or Interest     $120 per annum in interest,  Currently, $3 per share
Payments................ payable in cash, for each    ($120 per each 40 shares)
                         $1,000 in principal amount,  per annum in aggregate
                         payable quarterly in ar-     noncumulative cash divi-
                         rears on the 15th day of     dends, when, as and if de-
                         each February, May, August   clared by the Board of Di-
                         and November.                rectors of Fidelity, pay-
                                                      able quarterly in arrears
                                                      on the 15th day of each
                                                      February, May, August and
                                                      November.
                                                      From and after the Exchange
                                                      Date, $2.50 per share ($100
                                                      per each 40 shares) per an-
                                                      num in aggregate
                                                      noncumulative cash divi-
                                                      dends, when, as and if de-
                                                      clared by the Board of Di-
                                                      rectors of Fidelity, pay-
                                                      able quarterly in arrears
                                                      on the 15th day of each
                                                      February, May, August and
                                                      November.

                         SENIOR NOTES                 PREFERRED STOCK
                         ------------                 ---------------
Rank.................... The Senior Notes will be     The Preferred Stock, with
                         senior in right of payment   respect to dividend rights
                         to any subordinated indebt-  and rights on liquidation,
                         edness of Bank Plus, and     winding up and dissolution
                         will rank pari passu with    of Fidelity, ranks prior to
                         any indebtedness of Bank     the common stock of Fidel-
                         Plus that is not expressly   ity but junior to all
                         subordinated to the Senior   claims of Fidelity's credi-
                         Notes. Bank Plus has not     tors. Fidelity's ability to
                         issued, and does not cur-    distribute cash dividends
                         rently have any firm ar-     in respect of the Preferred
                         rangement to issue, any      Stock is subject to limita-
                         significant indebtedness to  tions imposed by OTS regu-
                         which the Senior Notes       lations.
                         would be senior, nor has
                         Bank Plus issued any in-
                         debtedness to which the Se-
                         nior Notes would rank pari
                         passu. In addition, since
                         Bank Plus is a holding com-
                         pany, as a practical matter
                         the Senior Notes will be
                         subordinated to all obliga-
                         tions of Fidelity (and of
                         all other subsidiaries of
                         Bank Plus or of Fidelity).
                         Furthermore, Fidelity's
                         ability to distribute cash
                         dividends in respect of its
                         capital stock, on which
                         Bank Plus's ability to pay
                         interest and principal on
                         the Senior Notes will pri-
                         marily depend, will be sub-
                         ject to limitations imposed
                         by OTS regulations.

Maturity................ July 18, 2007, subject to    The Preferred Stock is
                         optional redemption, as      perpetual in duration,
                         described below.             subject to optional
                                                      redemption as described
                                                      below.

Mandatory Redemption.... None.                        None.

Optional Redemption..... The Senior Notes are not     The Preferred Stock is not
                         redeemable at any time       redeemable at any time
                         prior to November 15, 2005.  prior to November 15, 2005.
                         On and after November 15,    On and after November 15,
                         2005, the Senior Notes will  2005, the Preferred Stock
                         be redeemable at the option  will be redeemable at the
                         of Bank Plus, in whole or    option of Fidelity, in
                         in part, at redemption       whole or in part, at re-
                         prices set forth herein,     demption prices declining
                         together with accrued and    to $25 per share on Novem-
                         unpaid interest to (and in-  ber 15, 2010, together with
                         cluding) the redemption      accrued and unpaid divi-
                         date.                        dends for the then current
                                                      Dividend Period up to (but
                                                      excluding) the redemption
                                                      date.

                         SENIOR NOTES                 PREFERRED STOCK
                         ------------                 ---------------
Liquidation Preference.. Not applicable.              $25 per share plus divi-
                                                      dends accrued and unpaid
                                                      for the then current Divi-
                                                      dend Period in the event of
                                                      any voluntary or involun-
                                                      tary liquidation of Fideli-
                                                      ty, before any distribution
                                                      to Bank Plus, as the holder
                                                      of the common stock of
                                                      Fidelity, or any other ju-
                                                      nior class of stock.

Change of Control....... In the event of a Holding    In the event of a Change in
                         Company Change in Control    Control (as defined herein
                         (as defined herein under     under the caption "Descrip-
                         the caption "Description of  tion of Preferred Stock--
                         Senior Notes-- Notice;       Repurchase at Option of
                         Method of Exercising Repur-  Holders Upon Change of Con-
                         chase Right, Etc."), sub-    trol"), subject to certain
                         ject to certain conditions   conditions and limitations,
                         and limitations, each        each holder of Preferred
                         holder of Senior Notes may   Stock may require Fidelity
                         require Bank Plus to repur-  to repurchase all of such
                         chase all of such holder's   holder's shares of Pre-
                         Senior Notes at a purchase   ferred Stock at a purchase
                         price equal to 110% of the   price equal to 110% of the
                         then outstanding principal   liquidation preference of
                         amount thereof, plus ac-     the then outstanding shares
                         crued and unpaid interest    of Preferred Stock, plus
                         to the repurchase date.      dividends accrued and un-
                                                      paid for the then current
                                                      Dividend Period to the re-
                                                      purchase date.

Restrictive Covenants... The Indenture contains cer-  None.
                         tain covenants, including,
                         but not limited to, cove-
                         nants with respect to the
                         following matters: (i) lim-
                         itations on additional in-
                         debtedness; (ii) restric-
                         tions on dividends; (iii)
                         restrictions on transac-
                         tions with affiliates; and
                         (iv) restrictions on merg-
                         ers, consolidations and the
                         transfer of all or substan-
                         tially all the property of
                         Bank Plus.

                                  RISK FACTORS

  EACH OF THE EXCHANGE OFFER, INVESTMENT IN THE SENIOR NOTES AND INVESTMENT IN THE PREFERRED STOCK INVOLVES A HIGH DEGREE OF RISK. PREFERRED STOCKHOLDERS SHOULD CAREFULLY CONSIDER ALL OF THE MATTERS DESCRIBED HEREIN UNDER "RISK FACTORS," INCLUDING, AMONG OTHERS, BANK PLUS' DEPENDENCE ON CAPITAL DISTRIBUTIONS AND DIVIDENDS FROM FIDELITY TO MAKE PAYMENTS WITH RESPECT TO THE SENIOR NOTES; THE RISK ASSOCIATED WITH A REDUCED DIVIDEND RATE ON THE PREFERRED STOCK FOLLOWING THE EXCHANGE DATE; THE ANTICIPATED REDUCTION IN THE LIQUIDITY OF THE PUBLIC TRADING MARKET FOR THE PREFERRED STOCK FOLLOWING THE EXCHANGE DATE; THE RISK ASSOCIATED WITH BEING A CREDITOR OF A HOLDING COMPANY; THE ABSENCE OF A PUBLIC TRADING MARKET FOR THE SENIOR NOTES; THE TAX CONSEQUENCES ASSOCIATED WITH THE EXCHANGE; RESTRICTIONS ON CAPITAL DISTRIBUTIONS OR DIVIDENDS TO BANK PLUS; THE SIGNIFICANT LOSSES INCURRED BY THE COMPANY IN RECENT YEARS AND THE RISK OF CONTINUING LOSSES; THE RISKS ASSOCIATED WITH THE BANK'S HIGH LEVEL OF NONPERFORMING

ASSETS AND OTHER ASSETS WITH INCREASED RISK; THE POSSIBILITY THAT THE BANK WILL BE REQUIRED TO MAKE ADDITIONAL PROVISIONS TO ITS ALLOWANCE FOR LOAN AND REO LOSSES; THE RISKS ASSOCIATED WITH REAL ESTATE LENDING GENERALLY AND THE ADDITIONAL RISKS ASSOCIATED WITH THE BANK'S CONCENTRATION OF MULTIFAMILY RESIDENTIAL LOANS; THE EFFECTS OF DEPRESSED REAL ESTATE VALUES AND OTHER ADVERSE ECONOMIC CONDITIONS IN THE BANK'S MARKET AREA; THE RISK OF POTENTIAL LEGISLATION OR REGULATORY ACTIONS; THE RISK OF DECLINING MARGINS AS A RESULT OF GENERAL ECONOMIC CONDITIONS, FLUCTUATIONS IN MARKET INTEREST RATES AND OTHER FACTORS; THE FACT THAT THE BANK IS CURRENTLY THE SUBJECT OF CERTAIN LEGAL PROCEEDINGS; AND RISKS ASSOCIATED WITH COMPETITION FROM OTHER FINANCIAL INSTITUTIONS.

                           FORWARD-LOOKING STATEMENTS

  Certain statements included or incorporated by reference in this Prospectus, including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the continuing impact of California's economic recession on collateral values and the ability of certain borrowers to repay their obligations to Fidelity; the potential risk of loss associated with the Bank's high level of nonperforming assets and other assets with increased risk; changes in or amendments to regulatory authorities' capital requirements or other regulations applicable to Fidelity; fluctuations in interest rates; increased levels of competition for loans and deposits; and other factors referred to under "Risk Factors" and elsewhere in this Prospectus and the documents incorporated by reference herein. GIVEN THESE UNCERTAINTIES, POTENTIAL EXCHANGING STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included or incorporated by reference herein to reflect future events or developments.

                             SUMMARY FINANCIAL DATA

  The following table sets forth selected financial and other data for the Company at the dates or for the periods indicated:

                            AT OR FOR THE THREE
                          MONTHS ENDED MARCH 31,              AT OR FOR THE YEAR ENDED DECEMBER 31,
                          -------------------------   ----------------------------------------------------------------
                             1997          1996          1996         1995           1994         1993         1992
                          -----------   -----------   ----------   ----------     ----------   ----------   ----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Total assets............  $ 3,294,647   $ 3,279,564   $3,330,290   $3,299,444     $3,709,838   $4,389,781   $4,695,518
Total loans, net........    2,642,217     2,878,311    2,691,931    2,935,116      3,288,303    3,712,051    3,990,449
Deposits................    2,516,991     2,579,062    2,495,933    2,600,869      2,697,272    3,368,664    3,459,648
FHLB advances...........      387,151       232,700      449,851      292,700        332,700      326,400      581,400
Other borrowings........      140,000       209,900      140,000      150,000        500,000      407,830      327,000
Preferred stock issued
 by consolidated
 subsidiary.............       51,750           --        51,750          --             --           --           --
Subordinated notes......          --            --           --           --             --        60,000       60,000
Stockholders' equity....      161,993       227,539      161,657      229,043        156,547      182,284      220,171
Stockholders' equity per
 common share(1)(2).....         8.88         12.47         8.86         9.72 (3)      24.11       173.51       209.57
Common shares outstand-
 ing(1)(2)..............   18,245,265    18,242,465   18,245,265   18,242,465      6,492,465    1,050,561    1,050,561
OPERATING DATA:
Interest income.........  $    58,707   $    60,052   $  237,913   $  246,477     $  241,465   $  289,331   $  370,715
Interest expense........       38,350        38,214      152,623      174,836        155,828      188,494      240,124
                          -----------   -----------   ----------   ----------     ----------   ----------   ----------
Net interest income.....       20,357        21,838       85,290       71,641         85,637      100,837      130,591
Provision for estimated
 loan losses............        4,251         3,905       15,610       69,724 (4)     65,559       65,100       51,180
                          -----------   -----------   ----------   ----------     ----------   ----------   ----------
Net interest income
 after provision for
 estimated loan losses..       16,106        17,933       69,680        1,917         20,078       35,737       79,411
Gains (losses) on loan
 sales, net.............            7           --            22          522         (3,963)         194        1,117
Gains on securities and
 trading activities,
 net....................        1,221           (83)       1,336        4,098          1,130        1,304          --
Gains on sales of ser-
 vicing.................          --            --           --         4,604            --           --           --
Fee income from sale of
 uninsured investment
 products(5)............        1,513         1,199        4,456        4,117          3,419          --         2,606
Loans, retail banking
 and other fees.........        1,258         1,604        5,339        6,866          9,040        8,660       12,291
Real estate operations..       (2,301)       (2,455)      (8,907)      (9,145)       (17,419)     (48,843)     (22,261)
SAIF special assessment.          --            --       (18,000)         --             --           --           --
1994 Restructuring and
 Recapitalization
 charges, net...........          --            --           --           --         (65,394)         --           --
Operating expense other
 than SAIF special as-
 sessment and 1994 Re-
 structuring and Recapi-
 talization charges.....      (14,336)      (16,627)     (64,451)     (81,954)       (91,859)     (98,732)     (75,044)
                          -----------   -----------   ----------   ----------     ----------   ----------   ----------
Earnings (loss) before
 income taxes and
 minority interest in
 subsidiary.............        3,468         1,571      (10,525)     (68,975)      (144,968)    (101,680)      (1,880)
Income tax (benefit) ex-
 pense..................       (2,300)           40       (1,093)           4        (16,524)     (35,793)      (2,167)
                          -----------   -----------   ----------   ----------     ----------   ----------   ----------
Net earnings (loss) be-
 fore minority interest
 in subsidiary..........        5,768         1,531       (9,432)     (68,979)      (128,444)     (65,887)         287
Minority interest in
 subsidiary (dividends
 on subsidiary preferred
 stock).................       (1,553)          --        (4,657)         --             --           --           --
                          -----------   -----------   ----------   ----------     ----------   ----------   ----------
Net earnings (loss) ....        4,215         1,531      (14,089)     (68,979)      (128,444)     (65,887)         287
Preferred stock
 dividends..............          --          1,553       (1,553)         --             --           --           --
                          -----------   -----------   ----------   ----------     ----------   ----------   ----------
Net (loss) earnings
 available for common
 stockholders...........  $     4,215   $       (22)  $  (15,642)  $  (68,979)    $ (128,444)  $  (65,887)  $      287
                          ===========   ===========   ==========   ==========     ==========   ==========   ==========
Net earnings (loss) per
 common share(1)(2).....  $      0.23   $       --    $    (0.86)  $    (8.84)    $   (39.08)  $   (62.72)  $     0.27
                          ===========   ===========   ==========   ==========     ==========   ==========   ==========
Weighted average common
 shares outstanding(1)(2)  18,245,265    18,242,465   18,242,887    7,807,201      3,286,960    1,050,561    1,050,561
                          ===========   ===========   ==========   ==========     ==========   ==========   ==========

                                                                     (continued)

(continued)

                            AT OR FOR THE
                            THREE MONTHS
                           ENDED MARCH 31,          AT OR FOR THE YEAR ENDED DECEMBER 31,
                          ------------------     -------------------------------------------------------
                            1997      1996         1996          1995       1994       1993       1992
                          --------  --------     --------      --------   --------   --------   --------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED OPERATING
 RATIOS:
Return (loss) on average
 assets.................      0.51%     0.19%       (0.42)%       (1.92)%    (3.17)%    (1.43)%     0.01%
Return (loss) on average
 equity.................     10.40%     2.69%(6)    (7.01)%(6)   (42.31)%   (83.00)%   (29.99)%     0.13%
Average equity divided
 by average assets......      4.87%     6.96%        6.71 %        4.54 %     3.82 %     4.77 %     4.57%
Ending equity divided by
 ending assets..........      4.92%     6.94%        4.85 %        6.94 %     4.22 %     4.15 %     4.69%
Operating expense to av-
 erage assets(7)........      1.72%     2.04%        1.94 %        2.28 %     2.27 %     2.14 %     1.52%
Efficiency ratio(8).....     61.97%    67.71%       67.77 %       89.81 %    97.58 %    79.66 %    45.38%
Interest rate spread for
 the period.............      2.13%     2.35%        2.31 %        1.89 %     2.24 %     2.31 %     2.66%
Net yield on interest-
 earning assets.........      2.44%     2.68%        2.63 %        2.05 %     2.22 %     2.31 %     2.80%
ASSET QUALITY DATA:
NPAs(9).................  $ 63,353  $ 63,644     $ 60,788      $ 71,431   $ 85,729   $235,621   $234,405
NPAs to total assets....      1.92%     1.94%        1.83 %        2.16 %     2.31 %     5.37 %     4.99%
Nonaccruing loans.......  $ 39,713  $ 40,111     $ 36,125      $ 51,910   $ 71,614   $ 93,475   $112,041
Nonaccruing loans to to-
 tal loans, net.........      1.50%     1.39%        1.34 %        1.77 %     2.18 %     2.52 %     2.83%
Classified assets.......  $144,863  $288,902     $174,096      $219,077   $141,536   $372,502   $353,738
Classified assets to to-
 tal assets.............      4.40%     8.81%        5.23 %        6.64 %     3.82 %     8.49 %     7.53%
REGULATORY CAPITAL
 RATIOS:
Tangible capital ratio..      6.46%     6.95%        6.28 %        6.91 %     4.28 %     4.10 %     4.27%
Core capital ratio......      6.47%     6.96%        6.29 %        6.92 %     4.29 %     4.15 %     4.35%
Risk-based capital ra-
 tio....................     12.29%    12.49%       11.85 %       12.43 %     8.28 %     9.32 %     9.76%
OTHER DATA:
Sales of investment
 products(5)............  $ 38,405  $ 30,359     $118,061      $ 89,824   $112,430   $ 96,253   $ 77,078
Real estate loans fund-
 ed.....................  $  6,488  $    250     $ 13,859      $ 19,396   $521,580   $422,355   $435,690
Average interest rate on
 new loans..............      8.00%    10.00%        8.41 %        9.61 %     5.85 %     6.75 %     7.77%
Loans sold, net(10).....  $ (3,044) $ (1,753)    $ (2,069)     $    390   $273,272   $115,003   $204,435
Number of:
 Real estate loan
  accounts (in
  thousands)............        10        11           11            12         14         16         18
 Deposit accounts (in
  thousands)............       192       205          194           207        216        241        233
 Retail branch of-
  fices(11).............        33        33           33            33         33         42         43

--------
(1) For the periods prior to August 4, 1994, Fidelity's one share owned by Citadel, its former holding company and sole stockholder, has been retroactively reclassified into 1,050,561 shares of Class A Common Stock.
(2) On February 9, 1996, the Bank's stockholders approved a one-for-four reverse stock split (the "Reverse Stock Split"). All per share data and weighted average common shares outstanding have been retroactively adjusted to reflect this change.
(3) Calculation excludes $51.8 million of preferred stock issued by consolidated subsidiary.
(4) In 1995, the Bank recorded a $45 million loan portfolio charge in connection with its adoption of the accelerated asset resolution plan (the "Accelerated Asset Resolution Plan").
(5)  Includes 100% of Gateway investment product sales.
(6)  Net of dividends on preferred stock of subsidiary of $1.6 million.
(7) Excludes the impact of the Savings Association Insurance Fund ("SAIF") special assessment and the net 1994 restructuring and recapitalization charges (the "1994 Restructuring and Recapitalization").
(8) The efficiency ratio is computed by dividing total operating expense by net interest income and noninterest income, excluding infrequent items, provisions for estimated loan and real estate losses, direct costs of real estate operations and gains/losses on the sale of securities.
(9) Nonperforming assets ("NPAs") include nonaccruing loans and foreclosed real estate, net of specific valuation allowances, writedowns and real estate owned ("REO") general valuation allowance ("GVA"), if any.
(10) Excludes loans sold in certain bulk sales consummated in 1994 (the "Bulk Sales"), and is net of repurchases.
(11) All retail branch offices are located in Southern California.

                                 RISK FACTORS

  Each of the Exchange Offer, investment in the Senior Notes and investment in the Preferred Stock involves a high degree of risk. In considering whether to participate in the Exchange and invest in the Senior Notes or to continue to hold the Preferred Stock, investors are urged to read and carefully consider the matters set forth below, as well as the other information contained herein.

REDUCED DIVIDEND RATE ON PREFERRED STOCK FOLLOWING EXCHANGE DATE

  Currently, noncumulative quarterly dividends are payable on the Preferred Stock when, as and if declared by the Board of Directors of Fidelity at an annual rate of $3 per share (12% of the liquidation preference of $25 per share). Pursuant to the terms of the Preferred Stock, following the Exchange Date, noncumulative quarterly dividends will be payable on the Preferred Stock when, as and if declared by the Board of Directors of Fidelity at a reduced annual rate of $2.50 per share (10% of the liquidation preference of $25 per share). Accordingly, Preferred Stockholders who reject the Exchange Offer and retain shares of Preferred Stock will experience a significant reduction in the dividend rate payable on such shares of Preferred Stock following the Exchange Date. See "Description of Preferred Stock."

REDUCTION IN LIQUIDITY OF TRADING MARKET FOR PREFERRED STOCK FOLLOWING EXCHANGE DATE

  The Preferred Stock is not, and after the Exchange Date will not be, listed on any national securities exchange or included in any interdealer quotation system. Fidelity has no outstanding publicly held securities other than the Preferred Stock; after the Exchange Date, it is likely that the number of publicly held shares of Preferred Stock will be significantly reduced. In addition, on May 17, 1996, Fidelity ceased to be a reporting entity under the Exchange Act; accordingly, public information regarding Fidelity is currently, and after the Exchange Date will continue to be, available only insofar as it may be included in the public reports of Bank Plus. All of these factors, together with the reduction in the dividend rate for the Preferred Stock subsequent to the Exchange Date, are likely to severely affect the liquidity and market price of the Preferred Stock following the Exchange Date.

SENIOR NOTES; EFFECTIVE SUBORDINATION

  Sources of Payment. At March 31, 1997, Bank Plus had cash and cash equivalents of only $0.5 million and no material cash producing operations or assets other than its investments in the Bank and Gateway. In addition, the Bank's Board of Directors has approved the payment of a cash dividend to Bank Plus in the approximate amount of $1.6 million to assist in funding Bank Plus' payment obligations with respect to the Senior Notes. Such dividend will be paid only if and when the Exchange is consummated.

  Bank Plus' ability to pay interest and principal on the Senior Notes and to repurchase Senior Notes upon the exercise by holders of the Senior Notes of the right to require such repurchase upon a Holding Company Change in Control will depend primarily on cash dividends from the Bank. As discussed below, there are significant limitations on the ability of the Bank to pay dividends or otherwise provide cash to Bank Plus. See "--Payment of Dividends." In addition, the Senior Notes are effectively subordinated to all existing and future indebtedness and other liabilities of Bank Plus' subsidiaries. As of March 31, 1997, the aggregate liabilities of Bank Plus' subsidiaries not eliminated in Bank Plus' consolidated financial statements were approximately $3.1 billion (including deposits).

  Absence of a Public Trading Market. The Company does not expect that the Senior Notes will be listed on a national securities exchange or qualified for trading on any automated quotation system. There is no assurance that a trading market for the Senior Notes will develop or that holders of the Senior Notes will have liquidity of investment. Friedman, Billings, Ramsey & Co., Inc. ("FBR") has indicated that it intends to effect a limited market in the Senior Notes. FBR has no obligation to make such a limited market and any such market making activities may be terminated at the sole option of FBR at any time. After their initial issuance in the Exchange, the Senior Notes may trade at a substantial discount from their principal amount as a result of limited liquidity and the lack of a public trading market.

  Taxation. The exchange will constitute a taxable exchange in which a holder will recognize gain or loss equal to, in general, the difference between the amount realized and the holder's adjusted tax basis in the Preferred Stock. See "Certain Federal Income Tax Considerations."

RESTRICTIONS ON PAYMENT OF DIVIDENDS

  Bank Plus will be substantially dependent on the receipt of dividends on the common stock of Fidelity and, following the Exchange Date, any shares of Preferred Stock owned by Bank Plus to make payments of principal, premium, if any, and interest with respect to the Senior Notes and amounts payable upon repurchase of the Senior Notes following a Holding Company Change of Control. Determinations by the Bank's Board of Directors to pay dividends will be dependent upon, among other things, the Bank's financial condition, results of operations and levels of regulatory capital. The ability of the Bank to pay dividends is also subject to significant regulatory restrictions.

  The OTS has promulgated a regulation that measures a savings institution's ability to make a capital distribution according to the institution's capital position. The rule establishes "safe harbor" amounts of capital distributions that institutions can make after providing notice to the OTS, but without needing prior approval. Institutions can distribute amounts in excess of the safe harbor only with the prior approval of the OTS. For institutions ("Tier 1 institutions") that meet their fully phased-in capital requirements (the requirements that will apply when the phase-out of supervisory goodwill and investments in certain subsidiaries from capital is complete), the safe harbor amount is the greater of (a) 75% of net income for the prior four quarters, or
(b) the sum of (l) the current year's net income and (2) the amount that would reduce the excess of the institution's total capital to risk-weighted assets ratio over 8% to one-half of such excess at the beginning of the year in which the dividend is paid. For institutions that meet their current minimum capital requirements but do not meet their fully phased-in requirements ("Tier 2 institutions"), the safe harbor distribution is 75% of net income for the prior four quarters. As a function of the PCA provisions discussed above and the OTS regulation regarding capital distributions, savings institutions that do not meet their current minimum capital requirements ("Tier 3 institutions") may not make any capital distributions, with the exception of repurchases or redemptions of the institution's shares permitted by the OTS, after consultation with the FDIC, that are made in connection with the issuance of additional shares and that will improve the institution's financial condition.

  The OTS retains the authority to prohibit any capital distribution otherwise authorized under the regulation if the OTS determines that the distribution would constitute an unsafe or unsound practice. The OTS also may reclassify a Tier 1 institution as a Tier 2 or Tier 3 institution by notifying the institution that it is in need of more than normal supervision. Further, an adequately capitalized institution may not make a capital distribution if such payment would cause the institution to become undercapitalized.

  Fidelity is currently classified as a Tier 1 institution. At March 31, 1997, Fidelity would have been permitted to pay $43.8 million in dividends on its common stock without prior approval of the OTS.

  The OTS has informed the Bank that the OTS approves the payment of dividends on the Preferred Stock so long as the Bank's ratio of core capital to risk-weighted assets and total capital to risk-weighted assets are no less than 4% and 8%, respectively, immediately after giving effect to the payment of any such dividend. The OTS also confirmed that no further approvals are or will be required by any applicable current or future statutory provisions. However, notwithstanding the foregoing, the OTS may take appropriate supervisory action, including restricting future dividend payments based on safety and soundness concerns or subsequent examination findings.

  Due to the fact that from and after the Exchange Date dividends on the Preferred Stock (including shares of Preferred Stock acquired by Bank Plus in the Exchange) will be payable at a reduced rate of 10% of the liquidation preference of the Preferred Stock of $25 per share while the Senior Notes will bear interest at the rate of 12% per annum, dividend payments on the shares of Preferred Stock so acquired by Bank Plus, even if paid, will be insufficient on their own to provide Bank Plus with funds to pay interest on the Senior Notes.

Accordingly, the Bank intends to pay dividends on its common stock in the amount of such insufficiency. Such dividends will be subject to the regulatory notice and approval requirements described above.

  There can be no assurance that Fidelity will be permitted to pay sufficient dividends on its common stock and any shares of Preferred Stock held by Bank Plus following the Exchange Date to enable Bank Plus to pay principal, premium, if any, or interest on the Senior Notes and any amounts payable upon repurchase of the Senior Notes or, even if permitted, that the Board of Directors of Fidelity will determine to declare such dividends. Payments of dividends by Fidelity could be restricted by the OTS based on safety and soundness concerns or examination findings or as a result of a deterioration in the Bank's capital ratios. The Bank's ability to pay dividends on its common stock and Preferred Stock would also be adversely affected if Fidelity were to cease to be deemed a Tier 1 institution. Moreover, even if Fidelity remains a Tier 1 institution, there can be no assurance that safe harbor amounts available for the payment of dividends, if any, will be sufficient to enable Bank Plus to make required payments with respect to the Senior Notes or that the OTS will approve the payment of any dividends in excess of such safe harbor amounts.

RISK OF CONTINUING LOSSES

  Beginning in late 1991, the impact of the economic recession and substantial declines in real estate values in Southern California began to adversely affect collateral values and the ability of certain borrowers to repay their obligations to the Bank. This led to high levels of non-performing assets ("NPAs") and net chargeoffs in 1991, which adversely affected the Bank's asset quality and results of operations. The foregoing factors contributed to a net loss of $65.9 million ($62.72 per share), a net loss of $128.4 million ($39.08 per share) and a net loss of $69.0 million ($8.84 per share) for the years ended December 31, 1993, 1994 and 1995, respectively. The Bank's losses during these periods were primarily due to significant increases in the provision for loan and real estate losses, lower net interest income due primarily to high levels of NPAs, decreased fee income due primarily to shrinkage of the Bank's deposit base, and increased operating and other expenses relating to managing the Bank's problem asset portfolio and the write-off of certain intangible assets.

  For the year ended December 31, 1996, the Company reported a net loss of $14.1 million before dividends on preferred stock of subsidiary of $1.6 million (after giving effect to the Savings Association Insurance Fund ("SAIF") special assessment of $18.0 million). Earnings during 1996 were positively affected by, among other things, a reduced provision for estimated loan losses of $15.6 million compared to provisions of $69.7 million (including the effect of a $45 million loan portfolio charge taken in connection with the Bank's adoption of an accelerated asset resolution plan (the "Accelerated Asset Resolution Plan")) and $65.6 million during 1995 and 1994, respectively. The lower provision during 1996 is attributable to, among other things, lower levels of NPAs and classified assets in 1996 compared to prior years and the effect of the Accelerated Asset Resolution Plan and the $45.0 million reserve taken in connection therewith in 1995. No assurance can be given that economic conditions that may affect the Bank's market area or other circumstances will not require an increased provision which could have an adverse effect on the Company's financial condition and results of operations. See "--Adequacy of Allowance for Loan and Real Estate Losses."

HIGH LEVELS OF NONPERFORMING ASSETS AND OTHER ASSETS WITH INCREASED RISK

  Due to significant decreases in rental rates and property values, loans originated during the years 1987 through 1991 (which included the peak years of Southern California real estate values in recent periods) are characterized by generally higher loan to value ratios and lower debt coverage ratios. The levels of the Bank's NPAs between 1989 and 1994 increased as economic conditions worsened and contributed to substantial declines in real estate values. Subsequent to the 1994 Recapitalization and Restructuring, the levels of NPAs decreased substantially and remained at such lower levels during 1995 and 1996. As of March 31, 1997, 62% of the outstanding gross loan portfolio was originated between 1987 and 1991. Of the loan and REO chargeoffs for the three months ended March 31, 1997, 81% were associated with loans originated in such period. High levels of

NPAs were exacerbated as a result of the Bank's concentration of loans secured by multifamily properties in geographic areas that suffered particularly significant declines in rental rates and real estate values and the impact of the Northridge earthquake. See "--Dependence on Real Estate and High Concentration of Multifamily Residential Loans."

  Levels of NPAs may remain at current levels or may increase in the future as problem loans are worked out and in some instances properties are taken into REO. The real estate market in Southern California and the overall economy in the areas where the Bank operates are likely to continue to have a significant effect on the quality of the Company's assets in the future.

ADEQUACY OF ALLOWANCE FOR LOAN AND REAL ESTATE LOSSES

  The Company's results of operations have been adversely affected in recent years by significant loan and real estate loss provisions taken in light of significant chargeoffs against the Bank's allowance for estimated loan and REO losses and high levels of NPAs and increased levels of REO, particularly with respect to the Bank's loans on multifamily properties of 5 units or more. The amount of the Bank's allowance for loan losses represents management's estimate of the amount of loan losses likely to be incurred by the Bank, based upon various assumptions as to economic and other conditions. As such, the allowance for loan losses does not represent the amount of such losses that could be incurred under adverse conditions that management does not consider to be the most likely to arise. In addition, management's classification of assets and evaluation of the adequacy of the allowance for loan losses is an ongoing process. Consequently, there can be no assurance that material additions to the Bank's allowance for loan losses will not be required in the future, thereby adversely affecting earnings and the Bank's ability to maintain or build capital. While management believes that the current allowance is adequate to absorb the known and inherent risks in the loan portfolio, no assurances can be given that the allowance is adequate or that economic conditions which may adversely affect the Bank's market area or other circumstances will not result in future loan or REO losses, which may not be covered completely by the current allowance or may require an increased provision which could have an adverse effect on the Bank's financial condition and results of operations. Significant additional loan and real estate loss provisions may negatively impact the Bank's future results of operations and levels of regulatory capital.

ECONOMIC CONDITIONS IN FIDELITY'S MARKET AREA

  The performance of the Bank's multifamily and commercial loan portfolios has been adversely affected by Southern California economic conditions. These portfolios are particularly susceptible to the potential for further declines in the Southern California economy, such as increasing vacancy rates, declining rents, increasing interest rates, declining debt coverage ratios and declining market values for multifamily and commercial properties. In addition, the possibility that investors may abandon properties or seek bankruptcy protection with respect to properties experiencing negative cash flow, particularly where such properties are not cross-collateralized by other performing assets, can also adversely affect the multifamily loan portfolio.

  California has been hit particularly hard by adverse economic conditions and Southern California has experienced the brunt of the economic downturn in the state. Although certain economic indicators suggest that the Southern California economy is beginning to improve, many factors key to recovery may be impacted adversely by the Federal Reserve Board's interest rate policy as well as other factors. Consequently, rents and real estate values may not stabilize, which may affect future delinquency and foreclosure levels and may adversely impact the Company's asset quality, earning performance and capital levels.

DEPENDENCE ON REAL ESTATE AND HIGH CONCENTRATION OF MULTIFAMILY RESIDENTIAL
LOANS

  At March 31, 1997, substantially all of the Bank's loan portfolio was secured by real estate, and the Company had $23.6 million of net REO. In light of the economic recession in Southern California and the impact it has had and may have on the Southern California real estate market, the Bank's real estate dependence and high concentration of multifamily loans on properties of 5 or more units (approximately 62% of the Bank's mortgage loan portfolio) increases the risk of loss in the Bank's loan portfolio.

  Prior to the 1994 Restructuring and Recapitalization, the Bank experienced high delinquency rates in its multifamily portfolio of 5 or more units reflecting, among other things, (i) high vacancy rates, (ii) low apartment rental rates, (iii) a greater willingness of borrowers to abandon such properties or seek bankruptcy protection, particularly where such properties are experiencing negative cash flow and the loans are not cross-collateralized by other performing properties, and (iv) the substantial decreases in the market value of multifamily properties experienced in recent periods (resulting, in many cases, in appraised values less than the outstanding loan balances).

  Multifamily lending on properties of 5 or more units typically involves larger loans to a single obligor and is generally viewed as exposing the lender to a greater risk of loss than single family and multifamily (2 to 4 units) lending. The liquidation value of multifamily properties may be adversely affected by risks generally incident to interests in real property, which include: changes or continued weakness in general or local economic conditions and/or specific industry segments, declines in real estate values, declines in rental, room or occupancy rates, increases in interest rates, real estate and personal property tax rates and other operating expenses (including energy costs), the availability of refinancing, changes in governmental rules, regulations and fiscal policies, including rent control ordinances and environmental legislation, and other factors beyond the control of the borrower or the lender.

CAPITAL REQUIREMENTS

  The minimum capital requirements applicable to savings associations, such as the Bank, were significantly increased by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"). Under FIRREA, as implemented to date by the OTS, thrifts are required to maintain ratios of tangible capital to adjusted total assets (as defined in the regulations) of at least 1.5%, core capital to adjusted total assets (as defined in the regulations) of at least 3% and total capital to risk-weighted assets (as defined in the regulations) of at least 8%.

  The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, required the OTS to implement a system providing for regulatory sanctions against institutions that are not adequately capitalized. The severity of the sanctions increases to the extent that an institution's capital continues to decline. Under the Prompt Corrective Action ("PCA") Regulations, an institution is adequately capitalized (and, therefore, not undercapitalized) if (1) its ratio of core capital to adjusted total assets (as defined in the regulations) is at least 4%, (2) its ratio of core capital to risk-weighted assets (as defined in the regulations) is at least 4% and (3) its ratio of total capital to risk-weighted assets (as defined in the regulations) is at least 8%. An institution is treated as well capitalized if its core capital to adjusted total assets ratio is at least 5%, its core capital to risk-weighted assets ratio is at least 6%, and its total capital to risk-weighted assets is at least 10% and no OTS order or directive requiring higher capital ratios is then in effect.

  At March 31, 1997, the Bank met the requirements to be deemed well capitalized for regulatory purposes. However, there can be no assurance that the Bank will remain well capitalized in the future.

  The OTS also has the authority to establish, for individual thrifts, an individual minimum capital requirement ("IMCR") in excess of the standard requirement upon a determination by the OTS that such an IMCR is necessary or appropriate in light of such thrift's particular circumstances. For example, the OTS may determine that an IMCR is appropriate if, among other things, the OTS believes that an institution (i) has a high degree of exposure to interest rate risk or credit risk, (ii) has a high degree of exposure to concentration of credit risk or risks arising from nontraditional activities or fails to adequately monitor and control the risks presented by concentration of credit and nontraditional activities, (iii) may be adversely affected by the operation or condition of its holding company, (iv) has a portfolio reflecting weak credit quality or a significant likelihood of financial loss or (v) has inadequate underwriting standards or procedures. If the OTS determines that an IMCR should be imposed on an institution, the institution has an opportunity to submit a response to the OTS, but may have no opportunity for judicial review of an IMCR. If an institution fails to meet either the standard minimum capital requirements or any IMCR that may be imposed on it, it will become subject to a number of regulatory sanctions. Although the Bank is not currently subject to an IMCR, these can be no assurance that the Bank will not be subject to an IMCR in the future.

  The Bank's failure to meet its regulatory capital requirements would provide grounds for one or more of the following actions, depending on the severity of the violation: a requirement that the Bank file a capital restoration plan, a requirement that the Bank take additional actions to comply with the capital restoration plan, the issuance of a cease and desist order, the issuance of a capital directive, the imposition of civil money penalties on the Bank and certain affiliated parties, the imposition of such operating restrictions as the OTS deems appropriate at the time, such other actions by the OTS as it may be authorized or required to take under applicable statutes and regulations and, under certain circumstances, the appointment of a conservator or receiver for the Bank.

FLUCTUATIONS IN INTEREST RATES

  Prevailing economic conditions, particularly changes in market interest rates, as well as governmental policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect interest rates and a savings institution's net interest income. The results of operations of the Company depend to a large extent on net interest income, which is the difference between interest the Company receives from its loans, securities and other interest-earning assets and the interest expense the Company pays on its deposits and other interest-bearing liabilities. The Company is subject to risk from fluctuations in interest rates to the extent its interest-bearing liabilities mature or reprice at different times or on a different basis than its interest-earning assets. Generally speaking, maturing liabilities, such as deposits, may be replaced only with new liabilities paying interest rates prevailing at the time of maturity, which may possibly be higher than the rates applicable to the liabilities they replaced. Similarly, rates paid on liabilities which reprice or adjust are adjusted based on interest rates prevailing at the time of the repricing or adjustment. "Gap," generally speaking, represents the estimated difference between the amount of interest-earning assets and interest-bearing liabilities repricing during future periods as adjusted for interest-rate swaps and other financial instruments as applicable, and based on certain assumptions. One method the Company uses to measure its exposure to interest rate fluctuations is by calculating its one-year Gap, which is the ratio of (i) the difference between interest-sensitive assets and those liabilities that mature or reprice within 12 months to (ii) total assets. Analysis of the Gap provides only a static view of the Bank's interest rate sensitivity at a specific point in time. The actual impact of interest rate movements on the Company's net interest income may differ from that implied by any Gap measurement. The Company's maturity and repricing mismatch between interest rate sensitive assets and liabilities due within one year was a positive 18.99% at March 31, 1997, compared to a negative one-year Gap of 2.84% at December 31, 1996 and a positive one-year Gap of 7.06% at December 31, 1995. With a positive one-year Gap, the Company would anticipate a rising net interest rate margin over the near term in a rising rate environment. Conversely, in a falling interest rate environment, the Company would anticipate that net interest margin would be adversely affected.

  At March 31, 1997, approximately 93.5% of the Company's total loan portfolio consisted of loans which mature or reprice in accordance with the Federal Home Loan Bank Eleventh District Cost of Funds Index within one year, compared with approximately 92.6% at December 31, 1996, approximately 92.4% at December 31, 1995 and approximately 90.6% at December 31, 1994. During the latter part of 1995 and early 1996, the Company benefitted from the fact that decreases in the interest rates accruing on the Company's adjustable rate mortgage ("ARM") loans lagged the decreases in interest rates accruing on its deposits. During the rising interest rate environment experienced in early 1995 and the latter part of 1996, however, the Company's net interest margin was reduced. If interest rates were to increase again, the Company's net interest income may suffer further as a result.

SIGNIFICANT REGULATION

  The financial institutions industry is subject to significant regulation, which has materially affected the industry in the past and will likely do so in the future. Such regulations, which affect Fidelity and Bank Plus on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations is also subject to change by the authorities who examine the Bank and interpret those laws and regulations. There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not materially and adversely affect the Company.

LIMITATIONS ON RIGHT OF HOLDERS OF PREFERRED STOCK AND SENIOR NOTES TO REQUIRE REPURCHASE UPON A CHANGE OF CONTROL

  The right of holders of the Preferred Stock to require the Bank to repurchase such holders' shares of Preferred Stock is subject to certain significant conditions and limitations. No Change of Control will be deemed to have occurred unless the transaction that would result in the Change of Control has been approved by the Board of Directors of the Bank and such transaction, and the exercise by the holders of the Preferred Stock of their right to require repurchase of the Preferred Stock with respect thereto, has been approved by the OTS. In the event the OTS does not approve the exercise of such repurchase right as described herein, the right of the holders to require such repurchase shall irrevocably terminate with respect to such Change of Control. See "Description of the Preferred Stock--Repurchase at Option of Holders Upon Change of Control." The right of holders of Senior Notes to require Bank Plus to repurchase Senior Notes upon a Holding Company Change of Control would also be subject to certain significant conditions and limitations, including the condition that the Holding Company Change of Control shall be deemed to have occurred only if and when the transaction that would result in such Holding Company Change of Control has been approved by the Board of Director of Bank Plus and the OTS. See "Description of Senior Notes--Right to Require Repurchase" and "--Notices; Method of Exercising Repurchase Right, Etc."

LEGAL PROCEEDINGS

  The Bank was named as a defendant in a purported class action lawsuit alleging violations of federal securities laws in connection with the offering of common stock by the Bank in 1994 as part of the Bank's 1994 Restructuring and Recapitalization. The suit was filed by Harbor Finance Partners ("Harbor") in an alleged class action complaint in the United States District Court-Central District of California on July 28, 1995 and originally named as defendants the Bank, Citadel, Richard M. Greenwood (the Bank's chief executive officer and Citadel's former chief executive officer), J.P. Morgan Securities, Inc. and Deloitte & Touche LLP. The suit alleged that false or misleading information was provided by the defendants in connection with the Bank's 1994 Restructuring and Recapitalization and stock offering and that the defendants knew and failed to disclose negative information concerning the Bank. A motion to dismiss the original complaint was filed by the Bank, and was granted without opposition. Thereafter, Harbor filed an amended complaint which did not include J.P. Morgan Securities, Inc. and Deloitte & Touche LLP as defendants and which contained some factual and legal contentions that were different from those set forth originally. On May 21, 1996, the court granted the Bank's and Greenwood's motion to dismiss the first amended complaint, but granted leave to amend. Following the filing of a second amended complaint, the Bank and Greenwood filed a motion to dismiss. At a hearing on July 22, 1996, the court ruled that the case should be dismissed with prejudice and a formal order to that effect was submitted to the court for execution. Harbor lodged certain objections to the proposed order, including objections that the state law claims in the second amended complaint should not be dismissed with prejudice. The court's order of dismissal was entered on August 5, 1996 and provided that all claims asserted in the second amended complaint under federal law were dismissed with prejudice and those under state law were dismissed without prejudice to their renewal in state court pursuant to 28 U.S.C. (S)1367(b)(3). Harbor has filed a notice of appeal to the order of dismissal. Briefing in the appeal is now concluded and the appeal awaits hearing and disposition. On August 30, 1996, Harbor filed an alleged class action complaint in state court containing allegations similar to those raised in the federal court action as well as claims for unfair business practices to which the Bank and Greenwood filed demurrers seeking to have the case dismissed for failure to state a legally sufficient claim. These demurrers were sustained without leave to amend on March 13, 1997 and it is expected that a judgment of dismissal will be entered in the trial court. The plaintiff will have 60 days from notice of the entry of judgment to file an appeal.

  In addition, the Bank is a defendant in several individual and purported class actions brought by several borrowers which raise claims with respect to the manner in which the Bank serviced certain adjustable rate mortgages which were originated during the period 1983 through 1988. The actions have been filed between

July 1, 1992 and February of 1995. In one case the Bank won a summary judgment in Federal District Court. This judgment was appealed. On July 25, 1996, the Ninth Circuit Court of Appeals filed its opinion which affirmed in part, reversed in part and remanded back to the Federal District Court for further hearing. In three Los Angeles Superior Court cases, judgment in favor of the Bank was recently entered. Plaintiff has appealed in all three cases. Two other cases are pending in the Los Angeles Superior Court. The plaintiffs' principal claim is that the Bank selected an inappropriate review date to consult the index upon which the rate adjustment is based that was one or two months earlier than what was required under the terms of the notes. In a declining interest rate environment, the lag effect of an earlier review period defers the benefit to the borrower of such decline, and the reverse would be true in a rising interest rate environment. The Bank strongly disputes these contentions and is vigorously defending these suits. The legal responsibility and financial exposure of these claims presently cannot be reasonably ascertained and, accordingly, there is a risk that the final outcome of one or more of these actions could result in the payment of monetary damages that could be material in relation to the financial condition or results of operations of the Bank. The Bank does not believe the likelihood of such a result is probable and has not established any specific litigation reserves with respect to such lawsuits.

  Although there can be no assurance, the Company's management and its counsel believe that none of the foregoing lawsuits or claims will have a material adverse effect on the financial condition or business of the Company.

COMPETITION

  The Company faces substantial competition for loans and deposits throughout its market areas. The Company competes on a daily basis with commercial banks, other savings institutions, thrift and loans, credit unions, finance companies, retail investment brokerage houses, mortgage banks, money market and mutual funds and other investment alternatives and other financial intermediaries, many of which have substantially greater resources, experience and capital than the Company. The Company faces competition throughout its market area from local institutions, which have a large presence in the Company's market areas, as well as from out-of-state financial institutions which have offices in the Company's market areas. Many of these other institutions offer services which the Company does not offer, including trust services. Furthermore, banks with a larger capital base and financial firms not subject to the restrictions imposed by banking regulation have larger lending limits and can therefore serve the needs of larger customers.

                                CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of Bank Plus as of March 31, 1997, (i) on a historical basis and (ii) as adjusted to give effect to the exchange of all of the outstanding shares of Preferred Stock for Senior Notes pursuant to the Exchange Offer. This table should be read in conjunction with the historical consolidated financial statements and the notes thereto incorporated by reference herein.

                                                             MARCH 31, 1997
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                          (DOLLARS IN THOUSANDS)
Long Term Debt:
 12% Senior Notes due July 18, 2007...................... $    --    $ 51,750
                                                          --------   --------
 Total Long-Term Debt.................................... $    --    $ 51,750
                                                          ========   ========
Minority Interest: Preferred stock of consolidated sub-
 sidiary.................................................   51,750        --
                                                          --------   --------
Stockholders' Equity
Common Stock:
 Common Stock, par value $.01 per share; 78,500,000
  shares authorized; 18,245,265 shares outstanding.......      182        182
 Paid-in capital.........................................  261,902    261,902
 Unrealized gains on securities..........................   (2,836)    (2,836)
 Accumulated deficit.....................................  (97,255)   (97,255)
                                                          --------   --------
  Total Stockholders' Equity.............................  161,993    161,993
                                                          --------   --------
   Total Capitalization.................................. $213,743   $213,743
                                                          ========   ========

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Company's ratios of earnings to fixed charges for the years and periods indicated:

                                              THREE
                                             MONTHS
                                              ENDED
                                            MARCH 31, YEARS ENDED DECEMBER 31,
                                            --------- ------------------------
                                            1997 1996 1996 1995 1994 1993 1992
                                            ---- ---- ---- ---- ---- ---- ----
Consolidated Ratio of Earnings to Fixed
 Charges:
 Including interest on deposits............ 1.02   *    *    *    *    *    *
 Excluding interest on deposits............ 1.07   *    *    *    *    *    *

--------
* Less than one.

  For purposes of this computation, earnings consist of income (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense, amortization of financing costs and that portion of rental expense that is representative of the interest factor. For the three months ended March 31, 1996 and the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992, earnings were insufficient to cover fixed charges and preferred stock dividends by $1.1 million, $21.2 million, $69.0 million, $145.0 million, $101.7 million and $1.9 million, respectively.

                          MARKET PRICES AND DIVIDENDS

  The Preferred Stock is not listed on any national securities exchange or included in any interdealer quotation system. Accordingly, there is no established public trading market for, or generally available information as to the trading price of, shares of Preferred Stock. However, Fidelity understands that, at the date of this Prospectus, a limited market in the Preferred Stock is being effected through the matching of buy and sell orders by FBR.

Bank Plus is informed that, on June 9, 1997, FBR was quoting bid and asked prices on shares of Preferred Stock of $27 and $28 per share, respectively.

  Full quarterly dividends of $0.75 per share have been declared and paid on the Preferred Stock with respect to each Dividend Payment Date since the Preferred Stock was offered to investors in November 1995. On the Exchange Date, subject to Bank Plus' right to terminate the Exchange Offer prior thereto, Preferred Stockholders will be entitled to receive a dividend on the liquidation preference of the Preferred Stock at the rate of 12% per annum for the period from the most recent Dividend Payment Date (which Dividend Payment Date is expected to be May 15, 1997) to the Exchange Date.

               BACKGROUND OF AND REASONS FOR THE EXCHANGE OFFER

  The Preferred Stock was initially offered to the public in November 1995 (the "Preferred Stock Offering") as one in a series of steps taken by Fidelity to increase its regulatory capital and increase its operational flexibility.

  At the time of the Preferred Stock Offering, Fidelity was considering the possibility of forming a holding company that would hold all of the common stock of Fidelity. Fidelity believed that a holding company structure would provide Fidelity with greater operating and financial flexibility in connection with certain financing, investment and other business and corporate activities. A holding company structure would provide opportunities for a financing structure under which the holding company would be able to borrow money and contribute those funds to Fidelity as equity capital. This would provide the holding company with a tax deduction for its interest payments on the debt and would provide Fidelity with an increased capital base on which it may be able to borrow additional funds in the capital markets. In light of the possible holding company structure and the benefits to be received therefrom, the terms of the Preferred Stock contained express provision for the exchange of Preferred Stock for senior debt securities of the holding company in the event of the formation of a holding company by Fidelity. Pursuant to those terms, shares of Preferred Stock could be made exchangeable at the election of the holding company, so long as all dividends accrued on the Preferred Stock for the Dividend Period in which the exchange date were to occur (and, if the exchange date were not a Dividend Payment Date, for the prior Dividend Period) had been paid or set aside for payment. The terms of the Preferred Stock specified certain required terms and conditions for the exchange, which have been incorporated in the terms and conditions of the Exchange Offer, and described certain optional features of the exchange, among them that shares of Preferred Stock could be deemed exchanged for Senior Notes without action on the part of the holder of such Preferred Stock unless such holder were to return an election form stating that such holder's shares of Preferred Stock were not to be exchanged for Senior Notes.

  In May 1996, Bank Plus became the holding company for Fidelity. The dividends paid by the Bank on the Preferred Stock are not tax deductible, whereas the interest that would be paid by the holding company on debt exchanged for the Preferred Stock would be tax deductible. Accordingly, in order to provide the holding company with a tax deduction for its interest payments on the Senior Notes, and subject to the terms and conditions set forth herein, Bank Plus has elected to make the Preferred Stock exchangeable for Senior Notes in accordance with the terms of the Preferred Stock. All dividends accrued on the Preferred Stock for the current Dividend Period and for the Dividend Period in which the Exchange Date is expected to occur have been set aside for payment.

                              THE EXCHANGE OFFER

TERMS OF EXCHANGE

  In the Exchange Offer, Bank Plus is offering to exchange $1,000 principal amount of Senior Notes for each 40 outstanding shares of Preferred Stock. The total number of shares of Preferred Stock outstanding at the date of this Prospectus was 2,070,000.

  Pursuant to the terms of the Preferred Stock, subject to the conditions specified herein, all shares of Preferred Stock held by a Preferred Stockholder will be deemed automatically exchanged for Senior Notes on the Exchange Date without any action on the part of such Preferred Stockholder unless the enclosed Notice of Rejection of Offer specifying that shares of Preferred Stock are not to be exchanged for Senior Notes has been duly executed by such holder and received by the Exchange Agent and not withdrawn prior to the Exchange Date. Accordingly, Preferred Stockholders who take no action in the Exchange Offer will be deemed to have accepted the Exchange Offer. However, to the extent that the number of shares represented by any Preferred Stockholder's certificate(s) is not evenly divisible by 40, such Preferred Stockholder will receive, in addition to Senior Notes, a certificate representing a number of shares of Preferred Stock equal to the amount by which the number of shares of such Preferred Stockholder exceeds the closest multiple of 40.

  On the Exchange Date, in accordance with the terms of the Preferred Stock, subject to Bank Plus' right to terminate the Exchange Offer prior thereto, Preferred Stockholders will be entitled to receive a dividend on the Preferred Stock at the rate of 12% per annum for the period from the most recent Dividend Payment Date (which is expected to be May 15, 1997) to the Exchange Date, pro rated on the basis of twelve 30-day months and a 360-day year, as specified by the terms of the Preferred Stock.

  From and after the Exchange Date, Exchanging Stockholders will no longer be entitled to receive dividends in respect of shares of Preferred Stock exchanged for Senior Notes, but will be entitled to receive interest accruing on such Senior Notes at the rate of 12% per annum. Accrued interest on Senior Notes from the Exchange Date to the initial Interest Payment Date (which is expected to be August 15, 1997) will be payable to holders of Senior Notes on such Interest Payment Date.

  From and after the Exchange Date, dividends will accrue on shares of Preferred Stock at the reduced rate of 10% per annum. In addition, dividends on shares of Preferred Stock will continue to be payable to holders of Preferred Stock only when, as and if declared by the Board of Directors of Fidelity.

  It is currently expected that, following consummation of the Exchange Offer, shares of Preferred Stock that are exchanged for Senior Notes will remain outstanding and be held by Bank Plus.

EXCHANGE DATE; EXTENSION; AMENDMENT; TERMINATION

  The Exchange Offer will expire at 12:00 midnight, New York City time, on July 18, 1997 unless Bank Plus, in its sole discretion, subject to the terms of the Preferred Stock, extends the duration of the Exchange Offer. In such event, the Exchange Offer will expire at the latest time on the latest date to which the Exchange Offer shall have been so extended. Bank Plus reserves the right to extend the Exchange Offer at any time and from time to time by giving oral or written notice to the Exchange Agent and making a public announcement by press release to the Dow Jones News Service prior to the previously scheduled Exchange Date. During any such extension, any Notice of Rejection of Offer previously executed and returned by a Preferred Stockholder may be withdrawn. See "--Withdrawal of Notice of Rejection of Offer."

  Bank Plus reserves the right (i) to terminate the Exchange Offer if the conditions set forth below under "--Conditions of the Exchange Offer" are not met or waived by Bank Plus and (ii) subject to appropriate notice and compliance with the requirements with respect to the Exchange as provided in the terms of the Preferred Stock, to amend the terms of the Exchange Offer at any time and from time to time in any respect. If Bank Plus exercises its right to terminate or amend the Exchange Offer, Bank Plus shall give oral or written notice of such termination or amendment to the Exchange Agent and shall make a public announcement thereof. Without limiting the manner in which Bank Plus may choose to make a public announcement of termination or amendment, Bank Plus will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement other than by press release to the Dow Jones News Service.

  In the event of any termination of the Exchange Offer, Bank Plus will be deemed not to have elected to effect the Exchange, and Bank Plus and Fidelity will have all of the rights that each would have if the Exchange Offer had not been made.

PROCEDURES FOR ACCEPTANCE OR REJECTION OF EXCHANGE OFFER

  Pursuant to the terms of the Preferred Stock, all shares of Preferred Stock held by a Preferred Stockholder will be deemed to have been tendered in the Exchange Offer and will automatically be deemed exchanged for Senior Notes on the Exchange Date, subject to the conditions specified herein and except as provided under "--Terms of Exchange", unless such Preferred Stockholder expressly rejects the Exchange Offer with respect to all of such holder's shares of Preferred Stock in accordance with the procedures described below. Accordingly, no action is required on the part of a Preferred Stockholder in order to accept the Exchange Offer.

  Preferred Stockholders may reject the Exchange Offer in whole but not in part; provided, however, that brokers, dealers, commercial banks, trust companies and other Preferred Stockholders who hold Preferred Stock in a representative capacity for one or more beneficial owners may reject the Exchange Offer with respect to shares of Preferred Stock held on behalf of one or more beneficial owners while tendering shares of Preferred Stock held on behalf of one or more other beneficial owners. For a Preferred Stockholder to retain such holder's shares of Preferred Stock, a properly completed and duly executed Notice of Rejection of Offer (or facsimile thereof) with respect to such shares must be received by the Exchange Agent at its address set forth on the back cover of this Prospectus and not withdrawn prior to the Exchange Date.

  The method of delivery of a Notice of Rejection of Offer to the Exchange Agent is at the election and risk of the Preferred Stockholder transmitting such Notice of Rejection of Offer. If delivery is by mail, it is recommended that such Preferred Stockholder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Exchange Date to permit delivery to the Exchange Agent prior to the Exchange Date.

  All questions as to the form and validity (including time of receipt) of any Notice of Rejection of Offer will be determined by Bank Plus in its sole discretion, which determination will be final and binding. Bank Plus reserves the absolute right to reject any Notice of Rejection of Offer that it determines not to be in proper form, or the acceptance of which would, in the opinion of Bank Plus' counsel, be unlawful. None of Bank Plus, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any Notice of Rejection of Offer, nor will any of them incur any liability for failure to give such notification. Bank Plus' interpretation of the terms and conditions of the Exchange Offer (including the Notice of Rejection of Offer and instructions thereto) will be final and binding.

WITHDRAWAL OF NOTICE OF REJECTION OF OFFER

  Preferred Stockholders who execute and return a Notice of Rejection of Offer may withdraw such Notice of Rejection of Offer, subject to the procedures described below, at any time before the Exchange Date.

  To be effective, a written, telegraphic or facsimile transmission of a notice of withdrawal of a Notice of Rejection of Offer must (i) be timely received by the Exchange Agent at its address specified on the back cover page of this Prospectus, (ii) specify the person who executed the Notice of Rejection of Offer and (iii) be signed by such person in the same manner as the original signature on the Notice of Rejection of Offer.

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Bank Plus, in its sole discretion, which determination will be final and binding. None of Bank Plus, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, nor will any of them incur any liability for failure to give such notification.

CONDITIONS OF THE EXCHANGE OFFER

  Bank Plus' election to proceed with the Exchange Offer is subject to certain conditions. Notwithstanding any other provision of the Exchange Offer or any extension of the Exchange Offer, Bank Plus will not be required to issue Senior Notes in exchange for shares of Preferred Stock if, prior to the Exchange Date, a change occurs that is likely to affect the Exchange Offer adversely, including, but not limited to, the following:

    (i) there shall have been instituted or threatened or be pending any action or proceeding before or by any court or governmental agency or instrumentality directly or indirectly relating to the Exchange Offer;

    (ii) there shall have occurred any development in any pending action or proceeding which, in the sole judgment of Bank Plus, would or might (a) prohibit, restrict or delay consummation of the Exchange Offer or (b) impair the contemplated benefits of the Exchange Offer;

    (iii) there shall have occurred and be continuing any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or interdealer quotation system by the Commission or any other governmental authority which, in the sole judgment of Bank Plus, would or might impair the ability of Bank Plus to proceed with the Exchange Offer;

    (iv) any statute, rule or regulation shall have been proposed or enacted, or any action shall have been taken by any governmental authority, which, in the sole judgement of Bank Plus, would or might (a) prohibit, restrict or delay consummation of the Exchange Offer or (b) reduce or eliminate the deductibility for federal income tax purposes of the interest payments on the Senior Notes; or

    (v) there shall have occurred any change, or development involving a prospective change, which has had or may have an adverse effect on the Exchange Offer, or may reduce or eliminate the deductibility for federal income tax purposes of the interest payments on the Senior Notes or adversely affect the benefits of the Exchange Offer to holders of Preferred Stock or Senior Notes.

  The foregoing conditions are for the sole benefit of Bank Plus and may be asserted by Bank Plus regardless of the circumstances giving rise to such conditions, or may be waived by Bank Plus, in whole or in part at any time and from time to time, in its sole discretion. The failure by Bank Plus, at any time, to exercise its rights with respect to any of these conditions will not be deemed a waiver of any such conditions. Any determination by Bank Plus concerning the events set forth under this caption will be final and binding upon all parties.

  As described under "--Exchange Date; Extension; Amendment; Termination" above, Bank Plus expressly reserves the right to terminate or amend the Exchange Offer if any of the foregoing conditions is not satisfied on the Exchange Date.

CONDITIONS OF EXCHANGE

  Pursuant to the terms of the Preferred Stock, the Exchange will not be consummated on the Exchange Date unless, at such time: (i) Bank Plus is a corporation organized under the laws of the United States, any state thereof or the District of Columbia, owns all of the common stock of Fidelity and has no indebtedness not permitted by the Indenture; (ii) the Senior Notes have been registered under the Securities Act, unless an exemption from registration is available; (iii) the Indenture has been executed and delivered by Bank Plus and the Trustee; (iv) the Trustee has received an opinion (in the form specified in the Indenture) to the effect that the Senior Notes will, when issued in accordance with the Indenture, be legal, valid, binding and enforceable obligations of Bank Plus in accordance with their terms and that all necessary corporate and governmental approvals, including without limitation any securities registrations, for the issuance of the Senior Notes have been obtained; and (v) immediately following the Exchange, no Default or Event of Default will exist under the Indenture. Bank Plus expects that each of the foregoing conditions will be met at the Exchange Date.

PROCEDURES FOR EXCHANGE OF CERTIFICATES

  As promptly as practicable after the Exchange Date, the Exchange Agent will send to each Exchanging Stockholder a letter of transmittal and instructions for its use in effecting the surrender of certificates representing shares of Preferred Stock in exchange for certificates representing Senior Notes. Upon surrender to the Exchange Agent of a certificate representing Preferred Stock, together with a duly executed letter of transmittal and any other required documents, the Exchanging Stockholder will be entitled to receive a certificate representing $1,000 principal amount of Senior Notes for each 40 shares of Preferred Stock represented by the certificate exchanged therefor, and the certificate so surrendered may either be canceled or, as is currently expected, may remain outstanding and be held by Bank Plus. If fewer than all shares of Preferred Stock represented by a certificate are exchanged in the Exchange Offer because the number of shares represented by such certificate is not a multiple of 40, upon surrender of such certificate, Bank Plus will cause Fidelity to issue to the holder thereof a new certificate representing the shares of Preferred Stock that are not so exchanged.

  Following the Exchange Date, certificates previously representing shares of Preferred Stock exchanged pursuant to the Exchange Offer shall represent only the right to receive the principal amount of Senior Notes for which each share of Preferred Stock represented thereby was exchanged, plus all other amounts to which such holder is entitled pursuant to the Exchange Offer. Notwithstanding the foregoing, none of Bank Plus, the Exchange Agent, the Information Agent or any other person shall be liable to any Exchanging Stockholder who holds unexchanged certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  PREFERRED STOCKHOLDERS SHOULD NOT SUBMIT ANY STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL AND INSTRUCTIONS FROM THE EXCHANGE AGENT.

SERVICE CHARGES AND TRANSFER TAXES

  No service charge will be made for any registration of transfer or exchange of Preferred Stock certificates for Senior Note certificates. However, Bank Plus may require the payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any such registration, other than exchanges not involving any transfer.

EXCHANGE AGENT; INFORMATION AGENT

  American Stock Transfer & Trust Company (the "Exchange Agent") is the exchange agent, and D.F. King & Co., Inc. (the "Information Agent") is the information agent, in connection with the Exchange Offer. Preferred Stockholders who require information about procedures for exchanging certificates representing Preferred Stock for certificates representing Senior Notes following the Exchange Date should call the Exchange Agent at (718) 921-8200, or contact the Exchange Agent at its address set forth on the back cover page of this Prospectus. Requests for general information or additional copies of this Prospectus or the Notice of Rejection of Offer should be directed to the Information Agent at (212) 269-5550 (collect) or (800) 549-6746 or at its address set forth on the back cover page of this Prospectus.

  Any requests for information from Bank Plus concerning the Exchange Offer may be made by calling Bank Plus at (818) 549-3116 (collect) or by writing to Bank Plus Corporation, 4565 Colorado Boulevard, Los Angeles, California 90039,
Attn: Neil Osborne.

EXPENSES

  Bank Plus has not retained any dealer-manager or broker-dealer in connection with the Exchange Offer and will not make any payments to brokers, dealers, salespersons or others for soliciting acceptances of the Exchange Offer. Bank Plus will, however, pay the Exchange Agent and the Information Agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses in connection therewith. Bank Plus will also reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with the Exchange Offer, in forwarding copies of this Prospectus and related documents to the beneficial owners of Preferred Stock and in handling or forwarding Notices of Rejection of Offer, notices of withdrawal of rejection and certificates on behalf of their customers. Bank Plus will also pay all legal, accounting, printing, filing and other similar fees and expenses in connection with the Exchange Offer.

FUTURE PURCHASES OF PREFERRED STOCK

  Bank Plus reserves the right in its sole discretion, subsequent to the expiration of the Exchange Offer and subject to applicable law, to purchase and make offers for any shares of Preferred Stock that remain outstanding on a cash or exchange-of-securities basis, by tender offer, private purchase, redemption (after November 15, 2005) or otherwise, and the terms of such purchases, redemptions or offers could differ from the terms of the Exchange Offer. Bank Plus has no present plans to make any such purchases, redemptions or offers.

                             BANK PLUS CORPORATION

THE COMPANY

  Bank Plus was formed on March 14, 1996 to be the holding company of Fidelity and Gateway. In May 1996, Fidelity completed a reorganization pursuant to which all of the outstanding common stock of Fidelity was converted on a one-for-one basis into all of the outstanding common stock of Bank Plus (the "Reorganization"). Bank Plus' principal operating subsidiaries are Fidelity and Gateway, which prior to the reorganization was a subsidiary of the Bank. Bank Plus currently has no significant business or operations other than serving as the holding company for Fidelity and Gateway. Through Gateway, an NASD registered broker/dealer, the Company provides customers with uninsured investment products, including a number of mutual funds, annuities and unit investment trusts. The principal executive offices of Bank Plus, Fidelity and Gateway are located at 4565 Colorado Boulevard, Los Angeles, California 90039,
(818) 241-6215.

THE BANK

  Fidelity offers a broad range of consumer financial services, including demand and term deposits and loans to consumers, through 33 full-service branches, all of which are located in Southern California, principally in Los Angeles and Orange counties. At this time, the Bank primarily provides residential mortgages and consumer loans, which the Bank does not underwrite or fund, by referral to certain established providers of mortgage and consumer loan products with which the Bank has negotiated strategic alliances.

  The Bank's deposits are highly concentrated in Los Angeles and Orange counties. The 33 branches held average deposit balances of $76.6 million and total balances of approximately $2.5 billion at March 31, 1997. At March 31, 1997, the Bank's gross mortgage loan portfolio aggregated approximately $2.7 billion, 62% of which was secured by residential properties containing 5 or more units, 30% of which was secured by single family and multifamily residential properties containing 2 or 4 units and 8% of which was secured by commercial and other property. At that same date, 97% of the Bank's loans consisted of ARMs.

  The Bank's deposit accounts are insured by the FDIC through the SAIF to the maximum extent permitted by law. The Bank is subject to the examination, supervision and reporting requirements of the OTS, which is the Bank's primary federal banking regulator, and is also subject to examination and supervision by the FDIC.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is a summary of certain federal income tax consequences to Preferred Stockholders of the Exchange and of the ownership and disposition of Senior Notes and represents the opinion of Sullivan & Cromwell, Los Angeles, California, counsel to Bank Plus. It does not purport to be a complete analysis of all of the potential tax considerations. Except as noted, this summary is based upon laws, regulations, rulings and decisions currently in effect. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor, nor does it discuss any aspect of state, local or foreign tax laws. This summary is generally limited to taxpayers that will hold Senior Notes as a "capital asset" within the meaning of section 1221 of the Internal Revenue Code of 1986 (the "Code") and does not deal with special classes of holders, such as dealers in securities or currencies, banks, tax exempt organizations, life insurance companies, persons that hold Senior Notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction, persons that are not U.S. persons for federal income tax purposes or persons whose functional currency is not the U.S. dollar. In addition, the discussion below is addressed to holders of Senior Notes that receive such Senior Notes in the Exchange, and does not specifically address subsequent transferees of Senior Notes.

EXCHANGE OF PREFERRED STOCK FOR SENIOR NOTES

  The Exchange will constitute a taxable exchange in which an Exchanging Stockholder will recognize gain or loss equal to the difference between the amount realized and such holder's adjusted tax basis in the Preferred Stock. The amount realized by a holder will equal the "issue price" (as defined below) of the Senior Notes received in the Exchange. Any gain or loss recognized by a holder in respect of the Exchange will be capital gain or loss if the holder held the Preferred Stock as a capital asset, and will be long-term capital gain or loss if such Preferred Stock was treated as held for more than one year.

  Assuming the Senior Notes will be part of an issue that is "traded on an established securities market," as defined below, the issue price of the Senior Notes will equal the fair market value of the Senior Notes on the Exchange Date. If the Senior Notes are not traded on an established securities market, but the Preferred Stock is so traded, the issue price of the Senior Notes will equal the fair market value of the Preferred Stock on the Exchange Date. If neither the Preferred Stock nor the Senior Notes is traded on an established securities market, the issue price of the Senior Notes will equal the principal amount of such Senior Notes. The term "traded on an established securities market" is defined for this purpose in Treasury regulations, and, in the case of a debt instrument, includes securities for which price quotations are readily available from dealers, brokers or traders even if such securities are not listed on a national securities exchange or an interdealer quotation system. The Company has been advised by FBR that it intends to effect a limited market in the Senior Notes and to provide price quotations upon request, although FBR is not obligated to do so and may, at its sole option, terminate any such activities at any time without notice. Accordingly, although the Senior Notes will not be listed on any national securities exchange or included in any interdealer quotation system, Bank Plus believes that price quotations for the Senior Notes will be readily available from brokers, dealers or traders and therefore that the Senior Notes will be treated as traded on an established securities market, although no assurances can be given that this will be the case.

SENIOR NOTES

  Stated Interest on Senior Notes. In general, payments of interest based on the stated interest rate on Senior Notes will be ordinary income, taxable when accrued, in the case of a holder utilizing the accrual method of accounting, or when received, in the case of a holder utilizing the cash receipts and disbursements method of accounting.

  Original Issue Discount. If the issue price of Senior Notes issued to a holder in exchange for Preferred Stock is less than the "stated redemption price at maturity" ("SRPM") of such Senior Notes, the excess of the SRPM over the issue price generally will constitute original issue discount ("OID"). The SRPM of Senior Notes will equal their principal amount. Under a de minimis rule, if the excess of the SRPM of Senior Notes over their issue price is less than one-fourth of one percent of the SRPM multiplied by the number of complete years to maturity, the Senior Notes will not be treated as issued with OID.

  If Senior Notes are treated as issued with OID, a holder generally must include in gross income a portion of the total OID that accrues on each day the holder holds Senior Notes, calculated under a constant yield method, regardless of such holder's method of accounting and without regard to the timing of actual payments.

  Premium on Senior Notes. If a holder's adjusted basis in Senior Notes immediately after the Exchange exceeds the SRPM of such Senior Notes (as defined above in "--Original Issue Discount"), such excess may constitute amortizable bond premium which the holder may elect to amortize under a constant yield method under section 171 of the Code. A holder that elects to amortize bond premium must reduce the adjusted basis in the Senior Notes by the amount so amortized. The amortizable bond premium will be treated as an offset to interest income rather than as a separate deduction item. An election to amortize bond premium under section 171 of the Code by a holder will apply to all obligations owned or acquired by the holder in the current and all subsequent taxable years and may not be revoked without the permission of the Internal Revenue Service.

  Redemption or Sale of Senior Notes. In general, upon a redemption or sale of Senior Notes for cash, a holder will recognize gain or loss equal to the difference between its adjusted basis in the Senior Notes (after adjustment for amortized premium and accrued OID) and the amount of cash received. Such gain or loss will be capital gain or loss if the holder held the Senior Notes as a capital asset, and will be long-term capital gain or loss if such Senior Notes were held for more than one year.

BACKUP WITHHOLDING

  Certain noncorporate holders of Senior Notes may be subject to backup withholding at the rate of 31 percent with respect to interest paid, OID accrued with respect to, or the proceeds of a sale, exchange or redemption of such Senior Notes, unless the holder complies with certain procedures. Any amounts so withheld would be refunded by the Internal Revenue Service or allowed as a credit against the holder's federal income tax liability.

  PREFERRED STOCKHOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF EXCHANGING SHARES OF PREFERRED STOCK FOR SENIOR NOTES AND OF THE OWNERSHIP AND DISPOSITION OF SENIOR NOTES.

           CERTAIN REGULATORY RESTRICTIONS ON CAPITAL DISTRIBUTIONS

GENERAL

  The ability of a savings association such as Fidelity to pay dividends on its capital stock is subject to regulatory restrictions. The nature and extent of such restrictions are dependent upon the institution's level of regulatory capital and its income.

REGULATORY CAPITAL REQUIREMENTS

  Under federal statute and OTS regulations, savings associations are generally required to comply with each of three separate capital adequacy standards. Such institutions are required to have "core ("leverage") capital" equal to at least 3% of adjusted total assets, "tangible capital" equal to at least 1.5% of adjusted total assets and "total risk-based capital" equal to at least 8% of risk-weighted assets.

  "Core capital" includes common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and any related surplus, nonwithdrawable accounts and pledged deposits qualifying as core capital and minority interests in the equity accounts of fully consolidated subsidiaries. Intangible assets, other than limited amounts of purchased mortgage servicing rights ("PMSRs"), purchased credit card relationships ("PCCRs") and qualifying supervisory goodwill, generally must be deducted from core capital. PMSRs (together with certain PCCRs) may comprise only up to 50% of core capital. In January 1993, the OTS issued Thrift Bulletin 56 ("TB-56"), which advised savings associations to adopt Statement of Financial Accounting Standards No. 109 regarding accounting for deferred tax assets for regulatory reporting purposes. TB-56 permits savings associations to include limited amounts of net deferred tax assets in regulatory capital; i.e., to the extent that realization of deferred net assets depends on future taxable income, the institution may include the lesser of the amount that can be realized within one year of the quarter-end report date, or 10% of core capital.

  "Tangible capital" means core capital less any intangible assets, plus properly valued PMSRs to the extent such PMSRs are includible in core capital.

  For purposes of the risk-based capital requirement, "total risk-based capital" means core capital plus supplementary capital, so long as the amount of supplementary capital that is used to satisfy the requirement does not exceed the amount of core capital. "Supplementary capital" includes, among other things, general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Risk-weighted assets are determined by multiplying certain categories of the savings association's assets, including off-balance sheet equivalents, by an assigned risk weight of 0% to 100% based on the credit risk associated with those assets as specified in OTS regulations. The OTS has also adopted a rule providing for an "interest-rate risk" component of risk-based capital. Under this rule, an institution's "interest rate risk" is measured by the decline in Net Portfolio Value ("NPV") resulting from a hypothetical 200-basis point increase or decrease in interest rates (whichever leads to the lower NPV) divided by the estimated economic value of its assets. Fidelity is not currently required to maintain any additional risk-based capital under this rule.

  In 1991, Congress enacted the so-called "prompt corrective action" provi-sions of FDICIA, which established five capital-based categories for deposi-tory institutions insured by the FDIC: "well capitalized," "adequately capi-talized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The OTS is required to take certain mandatory action and is authorized to take other discretionary action with respect to savings associa-tions in the three undercapitalized categories. Under OTS regulations, an in-stitution is treated as well capitalized if its ratio of total capital risk-weighted assets is 10% or more, its ratio of core capital to risk-weighted as-sets is 6% or more, its ratio of core capital to adjusted total assets is 5% or more and it is not subject to any order or directive by the OTS to meet a specific capital level. An institution whose capital falls between well capi-talized and undercapitalized levels is treated as adequately capitalized. In general, an institution is treated as undercapitalized if the above capital ratios are less than 8%, 4% or 4%, respectively, and as significantly under-capitalized if such ratios are less than 6%, 3% or 3%, respectively. An insti-tution is treated as critically undercapitalized if its ratio of tangible eq-uity (core capital, plus cumulative preferred stock, minus most intangible as-sets) to total assets is equal to or less than 2%.

  As of March 31, 1997, Fidelity had core capital and tangible capital of $213.2 million and $212.9 million, respectively, which was equal to 6.47% and 6.46% of adjusted total assets, respectively, and total risk-based capital of $235.8 million, which was equal to 12.29% of risk-weighted assets, and was deemed "well capitalized" under the prompt corrective action provisions.

LIMITATIONS ON CAPITAL DISTRIBUTIONS

  A savings association such as Fidelity may not make a capital distribution if, following such distribution, the association will be "undercapitalized" under the prompt corrective action provisions described above. In addition, OTS regulations limit the ability of savings associations to pay dividends and make other capital distributions according to the institution's level of capital and income, with the greatest flexibility afforded to institutions that meet or exceed their OTS capital requirements. For this purpose "capital distributions" include cash dividends, payments to repurchase, redeem, retire or otherwise acquire a savings association's shares, payments to stockholders of another institution in a cash-out merger, other distributions charged against capital and any other transaction that the OTS determines to entail a payout of capital. To the extent that the OTS regulations described below and the prompt corrective action provisions are inconsistent, the prompt corrective action provisions control.

  Under current OTS regulations, a savings association's ability to pay dividends depends on its level of regulatory capital as well as its earnings. A savings association that exceeds its OTS regulatory capital requirements both before and after a proposed dividend (or other distribution of capital) (a "Tier 1 Institution") and has not been advised by the OTS that it is in need of more than normal supervision may, after prior notice to but without the approval of the OTS, make capital distributions during a calendar year up to the higher of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the institution's excess capital over its capital requirements) at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period. In addition, a Tier 1 Institution may make capital distributions in excess of the foregoing limits if the OTS does not object within a 30-day period following notice by the institution. Under OTS regulations, a Tier 3 Institution (i.e., an institution that does not meet its OTS capital requirements) generally cannot make any capital distribution without the prior written approval of the OTS. A Tier 1 Institution that has been notified by the OTS that it is in need of "more than normal supervision" must, under OTS regulations, be treated as a Tier 2 or a Tier 3 Institution. Under OTS regulations, a Tier 2 Institution may, after prior notice but without the approval of the OTS, make capital distributions in an amount up to 75% of its net income during the most recent four-quarter period. The OTS also may prohibit a proposed capital distribution that would otherwise be permitted by the regulation if the OTS determines that the distribution would constitute an unsafe or unsound practice. In addition, a savings association that has converted from mutual to stock form may not declare or pay a dividend on, or repurchase, any of its capital stock if the effect of such action would be to reduce the regulatory capital of the institution below the amount required for its liquidation account.

  Fidelity is considered a Tier 1 Institution.

                          DESCRIPTION OF SENIOR NOTES

  The Senior Notes are to be issued under the Indenture between Bank Plus and The Bank of New York, as Trustee. The Senior Notes are not savings accounts or deposits and are not insured by the FDIC, any other governmental agency or otherwise. Although they include a discussion of all material provisions of the Indenture, the following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Indenture, including the definitions of certain terms in the Indenture, which is incorporated herein by reference. Wherever particular provisions and definitions of the Indenture are referred to, such provisions and definitions are incorporated by reference as part of the statements made, and the statements are qualified in their entirety by those references. Section references are to applicable sections of the Indenture. The form of the Indenture has been filed with the Commission as an exhibit to the Registration Statement and can be obtained in the manner described under "Available Information." In addition, copies of the form of the Indenture are available from the Information Agent or from Bank Plus upon request. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture and such definitions are incorporated herein by reference.

GENERAL

  The Senior Notes will be limited to $51,750,000 in aggregate principal amount. Interest on the Senior Notes will be payable from their date of issue quarterly in arrears on the 15th day of each February, May, August and November. Interest will be payable to each holder of a Senior Note (a "Noteholder") in whose name the Senior Note is registered at the close of business on the 30th day of the month (whether or not a business day) preceding the applicable Interest Payment Date. Interest will be payable in arrears for the period preceding each Interest Payment Date. The Senior Notes will mature on July 18, 2007. Principal and interest, and any payment of the Senior Note Repurchase Price (as defined below), will be payable at an office or agency to be maintained by Bank Plus in New York, New York, or in such other office or agency as may be established by Bank Plus (initially the principal corporate trust office of the Trustee in New York, New York), except that, at the option of Bank Plus, interest may be paid by check mailed to the Noteholder entitled to payment.

  The Senior Notes will be unsecured general obligations only of Bank Plus and not of Fidelity or any other subsidiary of Bank Plus. The Senior Notes will be senior in right of payment to any subordinated indebtedness of Bank Plus. The Senior Notes will rank pari passu with any indebtedness of Bank Plus that is not expressly subordinated to the Senior Notes. The Senior Notes will not be secured by any assets of Bank Plus or otherwise. There will be no sinking fund for the retirement of principal of the Senior Notes. Only capital stock of Bank Plus and any indebtedness of Bank Plus hereafter issued that is expressly made subordinate to the Senior Notes will be junior in right of payment to the Senior Notes.

  The right of Bank Plus to participate in any distribution of assets of any subsidiary, including Fidelity, upon its liquidation or reorganization or otherwise (and thus the ability of Noteholders to benefit indirectly from each distribution) are subject to the prior claims of creditors of that subsidiary. Claims on Bank Plus' subsidiaries by creditors are expected to include substantial obligations with respect to deposit liabilities. The Indenture does not contain provisions that would provide protection to Noteholders against a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations or similar restructurings.

  The Senior Notes will be obligations solely of Bank Plus and not of Fidelity. Whereas holders of Preferred Stock of Fidelity would be entitled to a claim superior to the holders of common stock of Fidelity on any liquidations, dissolution or winding up of Fidelity, Noteholders would instead have a claim on the assets of Bank Plus, which owns the common stock of Fidelity. As a result, in the event of a liquidation, dissolution or winding up of the affairs of Fidelity, the holders of Preferred Stock would be entitled to receive payment of their claims prior to the distribution of assets of Fidelity to Bank Plus, as holder of its common stock. Because it is currently expected that Preferred Stock that is exchanged pursuant to the Exchange Offer will remain outstanding and be held by Bank Plus, Noteholders are expected to benefit indirectly from the rights attributable to exchanged Preferred Stock.

  The Senior Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Noteholders may transfer or exchange the Senior Notes by surrendering them for transfer or exchange at the principal corporate trust office of the Trustee, duly endorsed for transfer. The Senior Notes will be transferable or exchangeable without service charge, but Bank Plus may require payment to cover taxes or other government charges. The Senior Notes must be surrendered to Bank Plus in order to receive principal payments.

OPTIONAL REDEMPTION

  The Senior Notes may not be redeemed by Bank Plus prior to November 15, 2005. The Senior Notes will, subject to applicable regulatory limitations, if any, be redeemable at the option of Bank Plus, in whole or in part, at any time or from time to time, on or after November 15, 2005, on not less than 45 nor more than 60 days' notice by first-class mail to Noteholders at the redemption prices set forth below, plus in each case an amount equal to accrued interest, if any, to (and including) the redemption date.

              IF REDEEMED DURING THE 12-MONTH            REDEMPTION PRICE PER
               PERIOD BEGINNING NOVEMBER 15,          $1,000 OF PRINCIPAL AMOUNT
              -------------------------------         --------------------------
       2005..........................................           $1,100
       2006..........................................            1,080

(Sections 202 and 1101)

  If less than all of the Senior Notes are to be redeemed, the Trustee will select those to be redeemed by lot or a substantially equivalent method. (Section 1104)

LIMITATIONS ON DIVIDENDS

  So long as any of the Senior Notes are outstanding, Bank Plus will not declare or pay or set apart any funds for the payment of dividends on, or make any other distribution in respect of, or make or permit any Subsidiary or Affiliate to make any payment on account of the purchase, redemption or other acquisition or retirement of, any shares of Bank Plus's capital stock (other than dividends or distributions payable solely in shares of its capital stock) if (at the time of such action and after giving effect, as if paid, to the proposed dividend, distribution or payment): (a) the declaration or payment of such dividend would be in violation of applicable federal or state banking laws and regulations, (b) the Bank or Bank Plus would fail to be in compliance with applicable regulatory capital requirements or (c) a Default or an Event of Default shall have occurred and be continuing. (Section 1008)

CERTAIN COVENANTS

  In addition to the limitations on dividends described above, the Indenture contains certain other covenants of Bank Plus. Among other things, Bank Plus will covenant (i) to punctually pay the principal of and interest on the Senior Notes on the dates and in the manner provided in the Senior Notes, (ii) that neither Bank Plus nor any Subsidiary will engage in transactions with any Affiliate, except that Bank Plus or a Subsidiary may (x) make such payments and investments and enter into such transactions on terms and conditions at least as favorable to Bank Plus or such Subsidiary, as the case may be, as those that could be obtained in a comparable arm's length transaction with a person who is not an Affiliate (as determined in good faith by the Board of Directors of Bank Plus, whose determination shall be conclusive) and (y) make payments or provide compensation (including the extension of credit in accordance with the requirements of applicable laws and regulations) for services rendered by any Affiliate who is an officer, director or employee of Bank Plus or any Subsidiary, (iii) to (x) file with the Trustee within five days after it files them, copies of all annual, quarterly and other reports filed by Bank Plus pursuant to Section 13 of the Exchange Act or, if Bank Plus is not subject to the requirements of such section, certain other information based on certain of such requirements and
(y) as long as any Senior Notes are outstanding, mail to each Senior Note holder copies of the annual and quarterly reports that it is required to file with the Trustee (or summaries thereof) within 30 days after such filing is required to be made, (iv) to keep, and to cause each Subsidiary to keep, all Property useful in its business in good working order and condition and to maintain and to cause each Subsidiary to maintain, with financially sound and reputable insurance companies, insurance on all its Property in at least such amounts as are usually insured against in the same general area by companies of established repute engaged in a similar business, (v) to keep, and to cause each Subsidiary to keep, proper books of record and account and to cause its books of record and account and those of each of its Subsidiaries to be examined on a consolidated basis by a nationally recognized firm of independent public accountants not less frequently than annually for purposes of preparing audited consolidated financial statements, (vi) that it and its Subsidiaries will comply with applicable laws, rules and regulations and renew any license, permit and other authorizations necessary to the ownership or operations of their Properties or to the conduct of their businesses, if the failure to so comply, obtain, preserve and renew adversely affects in any material respect Bank Plus's consolidated business, prospects, earnings, Properties or condition, (vii) to pay and to cause each Subsidiary to pay prior to delinquency (x) all taxes, assessments and governmental charges or levies imposed upon it or its Property and (y) all claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other person which, if unpaid, might result in the creation of a lien upon its Property, provided that, among other things, Bank Plus or a Subsidiary is not contesting any such items in good faith by appropriate proceedings, (viii) to take certain actions in the event that it elects to act as paying agent for the Senior Notes and (ix) to deliver to the Trustee on an annual basis an Officer's Certificate dealing with compliance with its obligations under the Indenture, including the covenants set forth therein. (Article X)

RESTRICTIONS ON ADDITIONAL INDEBTEDNESS

  Bank Plus may not incur, assume, guarantee or otherwise create any Funded Indebtedness (as defined below) if, immediately after giving effect thereto, the amount of Funded Indebtedness, including the Senior Notes, would be greater than 100% of Bank Plus's Consolidated Net Worth (as defined below). "Funded Indebtedness" means any of the following obligations of Bank Plus: (a) any obligation, contingent or otherwise, for borrowed money or for the deferred purchase price of property or services (including any interest accruing subsequent to an Event of Default (as defined below)), (b) all obligations (including the Senior Notes) evidenced by bonds, notes, debentures or other similar instruments, (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, except for trade payables and accrued liabilities arising in the ordinary course of business, if and to the extent such indebtedness would appear as a liability upon a balance sheet prepared on a consolidated basis in accordance with GAAP, (d) all capital lease obligations, (e) all indebtedness referred to above secured by (or for which the holder of such debt has an existing right, contingent or otherwise, to be secured by) any lien upon or in property (including, without limitation, accounts and contract rights), even though Bank Plus has not assumed or become liable for the payment of such debt, and (f) any guarantee of any item included above. Notwithstanding the foregoing, there shall be excluded from the definition of Funded Indebtedness all ordinary course and similar borrowings having a contractual term to maturity of one year or less and not constituting offerings of securities or commercial paper, including repurchase and reverse repurchase agreements and brokers' margin loans and similar borrowing, but not including revolving lines of credit or similar borrowings. As used herein, "Consolidated Net Worth" means, at any date, the total amount of preferred stock (excluding any preferred stock that is subject to mandatory redemption) and common shareholders' equity (excluding amounts attributable to securities that are exchangeable for or convertible into securities other than common stock) that would appear on a consolidated statement of financial condition of Bank Plus as such date, prepared in accordance with GAAP. (Section 1009)

MERGERS, CONSOLIDATIONS OR SALES OF ASSETS

  Bank Plus will not consolidate or merge with or into, or convey, transfer or lease all or substantially all of its property to, another Person unless, among other things: (a) either Bank Plus shall be the entity surviving such merger or consolidation or the corporation formed by or surviving such consolidation or merger, or the Person to which such transfer, sale, lease or conveyance shall have been made, shall be a corporation duly organized and existing under the laws of the United States, any state thereof or the District of Columbia and shall unconditionally assume by a supplemental indenture in form satisfactory to the Trustee all the obligations of Bank Plus under the Senior Notes and the Indenture; (b) immediately before and immediately after giving effect to the transaction, no Default or Event of Default shall have occurred and be continuing; and (c) immediately after giving effect to the transaction, the surviving entity and its subsidiaries meet all applicable statutory capital requirements. (Section 801)

RIGHT TO REQUIRE REPURCHASE

  In the event that a Holding Company Change of Control (as hereinafter defined) shall occur, then each holder of Senior Notes shall have the right, at the holder's option, to require Bank Plus to repurchase, and upon the exercise of such right Bank Plus shall repurchase, all of such holder's Senior Notes, or any portion of the principal amount thereof that is an integral multiple of $1,000, on the date (the "Senior Note Repurchase Date") that is 25 days after the date of the Holding Company Change of Control Notice (as defined below) at a purchase price equal to 110% of the principal amount of the Senior Notes to be repurchased (the "Senior Note Repurchase Price"), together with accrued interest to the Senior Note Repurchase Date (unless the Senior Note Repurchase Date shall occur prior to an Interest Payment Date and after the close of business on the corresponding regular record date). (Section 1201)

NOTICE; METHOD OF EXERCISING REPURCHASE RIGHT, ETC.

  Unless the date fixed for redemption shall have occurred in connection with Bank Plus's call for redemption of all the outstanding Senior Notes, on or before the 15th day after the occurrence of a Holding Company Change of Control, Bank Plus or, at the request of Bank Plus, the Trustee, shall mail to all holders a notice (the "Change of Control Notice") of the occurrence of the Holding Company Change of Control and of the repurchase right set forth in herein arising as a result thereof. Bank Plus shall also deliver a copy of such notice of a repurchase right to the Trustee and cause a copy of such notice of a repurchase right, or a summary of the information contained therein, to be published in a newspaper of general circulation in The City of New York.

  To exercise a repurchase right, a holder of Senior Notes shall deliver to the Trustee on or before the 15th day after the date of the Holding Company Change of Control Notice (i) written notice of the holder's exercise of such right, which notice shall set forth the name of the holder, the principal amount of the Senior Notes to be repurchased and a statement that an election to exercise the repurchase right is being made thereby, and (ii) the Senior Notes with respect to which the repurchase right is being exercised, duly endorsed for transfer to Bank Plus. Such written notice shall be irrevocable.

  A "Holding Company Change of Control" will be deemed to have occurred at such time as:

    (i) any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, other than Bank Plus, any subsidiary of Bank Plus or any employee benefit plan of Bank Plus), is or becomes the beneficial owner directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of Bank Plus entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of Bank Plus entitled to vote generally in the election of directors; or

    (ii) there occurs any consolidation of Bank Plus with, or merger of Bank Plus into, any other Person, any merger of another Person into Bank Plus, or any sale or transfer of all or substantially all of the assets of Bank Plus to another Person (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of any class of Bank Plus's capital stock);

provided, however, that no Holding Company Change of Control shall be deemed to have occurred unless and until the transaction that would result in such Holding Company Change of Control has been approved by the Board of Directors of Bank Plus and by the OTS. (Section 1202)

EVENTS OF DEFAULT

  An Event of Default is defined in the Indenture to include: (i) failure by Bank Plus to pay interest on any Senior Notes when due and payable, if such failure continues for a period of 30 days, (ii) failure by Bank Plus to pay the principal of any Senior Notes when due and payable at maturity or upon redemption, acceleration or otherwise or to pay the Senior Note Repurchase Price on any Senior Notes on the applicable Senior Note Repurchase Date, (iii) failure by Bank Plus to comply with any other agreement or covenant contained in the Indenture if such failure continues for a period of 30 days after notice to Bank Plus by the Trustee or to Bank Plus and the Trustee by the holders of at least 25% in principal amount of the Senior Notes then outstanding, (iv) a default under any instrument or any other obligation representing indebtedness of Bank Plus or any of its subsidiaries if as a result of such default the indebtedness is accelerated and the aggregate principal amount of such defaulted indebtedness exceeds $20,000,000, (v) occurrence of certain events of bankruptcy, insolvency or reorganization of Bank Plus and (vi) existence of judgments against Bank Plus or a subsidiary in excess of $20,000,000 which remain undischarged 60 days after all rights to review such judgment have been exhausted or have expired. (Section 501)

  Bank Plus has covenanted in the Indenture to file annually with the Trustee a statement regarding compliance by Bank Plus with the terms of the Indenture and specifying any defaults of which the signers may have knowledge. (Section
1004)

  If an Event of Default occurs and is continuing, the Trustee or the holders of not less than 25% in principal amount of the Senior Notes then outstanding may declare all the Senior Notes to be immediately due and payable by notice to Bank Plus (and to the Trustee if given by the holders). Under certain circumstances, the holders of a majority in principal amount of the Senior Notes then outstanding may rescind such a declaration. (Section 502)

  Notwithstanding the foregoing or any provisions of the Indenture or the Senior Notes (or any related document), Bank Plus may not retire any part of its obligation under the Senior Notes without the prior written consent of any applicable federal or state banking regulatory authority.

MODIFICATION AND WAIVER

  The Indenture generally may be modified by Bank Plus only with the consent of Holders of not less than a majority in principal amount of outstanding Senior Notes. However, no modifications may be made without the consent of the Holder of each Senior Note affected thereby, if such modification would (a) change the stated maturity of the principal of, or the due date of any installment of interest on, any Senior Note, (b) reduce the principal of, or the interest on, any Senior Note, (c) change any Place of Payment, or the coin or currency in which, any Senior Note, or interest thereon, is payable, (d) impair the right to institute suit for the enforcement of any such payment,
(e) adversely affect the right to cause Bank Plus to repurchase any Senior Note upon a Senior Note Repurchase Date, (f) reduce the above-stated percentage of Holders of the outstanding Senior Notes whose consent is necessary to modify the Indenture or (g) modify the foregoing requirements or reduce the percentage of outstanding Senior Notes whose consent is necessary to waive any default. There are limited exceptions in which technical or other modifications that would not adversely affect the interests of the Holders may be made by Bank Plus and the Trustee without the consent of the Holders. (Sections 901 and 902)

  The Holders of a majority in principal amount of outstanding Senior Notes may waive compliance by Bank Plus with certain covenants, including those described under "--Limitations on Dividends," "--Restrictions on Additional Indebtedness" and "--Certain Covenants" above. (Section 1011)

                        DESCRIPTION OF PREFERRED STOCK

  The summary of the Preferred Stock set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, Fidelity's Amended and Restated Charter S, including the First Supplemental Section to Section 5.B. thereto (as amended, the "Amended Charter"), wherein the rights, preferences and designations of the Preferred Stock are fixed. The Amended Charter has been filed with the Commission as an exhibit to the Registration Statement, and is incorporated herein by reference. Copies of the Amended Charter can be obtained in the manner described under "Available Information," and are also available from the Information Agent upon request.

GENERAL

  The Preferred Stock was issued as a series consisting of 2,070,000 shares. Holders of Preferred Stock have no preemptive rights. The rights of the holders of Preferred Stock are subordinate to the rights of Fidelity's general creditors (including depositors). The Preferred Stock is perpetual in duration and there is no sinking fund with respect to the Preferred Stock.

RANK

  The Preferred Stock, with respect to dividend rights and rights on liquidation, winding up and dissolution of Fidelity, ranks prior to the common stock of Fidelity and to all other classes and series of equity securities now or hereafter authorized, issued or outstanding, other than any classes or series of equity securities expressly designated as ranking on a parity with Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution ("Parity Stock"). The Preferred Stock is subject to the creation of classes or series of Parity Stock or of equity securities ranking junior to the Preferred Stock to the extent not expressly prohibited by the Amended Charter. The Board of Directors of Fidelity has the authority to establish the terms of any series of preferred stock to be issued by Fidelity, including any dividend or liquidation preference relative to any other class or series of stock outstanding or to be issued. However, under the terms of the Amended Charter, Fidelity may not create any class or series of equity securities, including preferred stock, ranking prior to the Preferred Stock, without first obtaining the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock, voting together as a class. The Preferred Stock ranks junior to all claims of Fidelity's creditors, including the claims of depositors and holders of Fidelity's outstanding borrowings.

NONCUMULATIVE DIVIDENDS

  There is no obligation on the part of the Board of Directors of Fidelity to declare, or Fidelity to pay, dividends on the Preferred Stock. A variety of regulatory restrictions limits the ability of Fidelity to pay dividends. See "Certain Regulatory Restrictions on Capital Distributions."

  The OTS has informed the Bank that it approves the payment of dividends on the Preferred Stock so long as the Bank's ratio of core capital to risk-weighted assets and total capital to risk-weighted assets are no less than 4% and 8%, respectively, immediately after giving effect to the payment of any such dividend. The OTS has also confirmed that no further approvals are or will be required by any applicable current or future statutory provisions. However, notwithstanding the foregoing, the OTS may take appropriate supervisory action, including restricting future dividend payments based on safety and soundness concerns or subsequent examination findings.

  Holders of shares of Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of Fidelity out of funds of Fidelity legally available therefor, noncumulative cash dividends, payable quarterly in equal amounts in arrears, at the rate of $3.00 per share per annum (12% of the liquidation preference of $25 per share), which is equivalent to $0.75 per share per quarter. Following the Exchange Date, dividends on the Preferred Stock will be payable when, as and if declared by the Board of Directors of Fidelity at the reduced rate of $2.50 per share per annum (or 10% of the liquidation preference of $25 per share). Declared dividends on the Preferred Stock are payable quarterly on each Dividend Payment Date, being the 15th day of February, May, August, and November of each year, or the next business day, if such 15th day is a non-business day. The Preferred Stock is not entitled to participate in dividends with common stock of Fidelity.

  The right of holders of Preferred Stock to receive dividends is noncumulative. Accordingly, if the Board of Directors of Fidelity fails to declare a dividend payable on a Dividend Payment Date, then holders of the Preferred Stock have no right to receive a dividend in respect of the Dividend Period ending on such Dividend Payment Date, and Fidelity has no obligation to pay the dividend accrued for such Dividend Period, whether or not dividends are declared payable in respect of any future Dividend Periods on any future Dividend Payment Dates.

  No series of Parity Stock has been issued or is currently outstanding. Under the terms of the Supplement, Parity Stock will have dividend periods which end only on the same day as Dividend Periods for the Preferred Stock. No full dividends shall be declared or paid or set apart for payment on any Parity Stock for any Dividend Period unless full dividends on the Preferred Stock are declared or paid or set apart for payment at the same time. If, with respect to any Dividend Period, dividends are not paid in full on the Preferred Stock, dividends on shares of Preferred Stock and Parity Stock shall only be declared pro rata, such that the ratio consisting of the aggregate amount of dividends declared on the Preferred Stock relative to the aggregate amount of dividends declared on all Parity Stock shall be equal to the ratio consisting of aggregate accrued dividends on the Preferred Stock for such Dividend Period relative to aggregate accrued dividends on all Parity Stock for the applicable dividend period ending on the same date as such Dividend Period.

  Full dividends on the Preferred Stock must be declared and paid or set apart for payment for the current quarterly Dividend Period before (a) any dividends (other than dividends or distributions paid in shares of common stock or any other stock ranking junior to the Preferred Stock as to dividends and upon liquidation) on common stock or any other stock of Fidelity ranking junior to the Preferred Stock may be declared or paid or set aside or (b) any common stock or other stock of Fidelity ranking junior to the Preferred Stock may be redeemed, purchased or otherwise acquired for any consideration (or any moneys may be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by Fidelity (except by conversion into or exchange for stock of Fidelity ranking junior to the Preferred Stock as to dividends and upon liquidation) or (c) any Parity Stock is redeemed, purchased or otherwise acquired for any consideration (or any moneys may be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by Fidelity in accordance with the terms for redemption, prepayment or payment at maturity of any Parity Stock otherwise than pursuant to a pro rata offer to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding shares of the Preferred Stock and any other stock on a parity with the Preferred Stock (except by conversion into or exchange for stock of Fidelity ranking junior to the Preferred Stock as to dividends and upon liquidation).

  Dividends payable for any period shorter than a full Dividend Period are computed on the basis of a 360-day year of twelve 30-day months. Dividends payable for each full Dividend Period are computed by dividing the annual dividend by four. When a Dividend Payment Date falls on a non-business day, the dividend is paid on the next succeeding business day.

  No dividend may be paid or set aside for payment to holders of the Preferred Stock for any Dividend Period unless full dividends have been paid or set aside for payment to holders of each class or series of equity securities of the Bank ranking senior to the Preferred Stock as to dividends.

  Dividends on the Preferred Stock and on all other classes and series of preferred stock now or hereafter authorized, issued or outstanding will be payable on a Dividend Payment Date when, as and if declared by the Board of Directors of Fidelity in its sole discretion out of funds legally available for such payment.

LIQUIDATION PREFERENCE

  In the event of any liquidation, dissolution or winding up of Fidelity, voluntary or involuntary, the holders of Preferred Stock will be entitled to receive out of the assets of Fidelity available for distributions to shareholders, before any distribution of assets is made to Bank Plus, as holder of the common stock of Fidelity, or any other security ranking junior to the Preferred Stock, liquidating distributions in the amount of $25 per share plus dividends accrued and unpaid for the then-current Dividend Period (without accumulation of accrued and unpaid dividends for prior Dividend Periods) to the date fixed for such liquidation, dissolution or winding up. If, upon any voluntary or involuntary liquidation, dissolution or winding up of Fidelity, the amounts available for distribution to the Preferred Stock and any other outstanding securities ranking on a parity with the Preferred Stock with respect to distributions on liquidation, dissolution or winding up are not sufficient to satisfy in full the liquidation rights of the Preferred Stock and such other equity securities, then the holders of outstanding shares of the Preferred Stock and such other equity securities will share ratably in any such distribution in proportion to the full respective preferential amounts to which they are entitled. All distributions made with respect to the Preferred Stock in connection with such liquidation, dissolution or winding up will be made pro rata to the holders of the Preferred Stock entitled thereto. Neither the consolidation or merger of the Bank with or into any other entity, nor the consolidation or merger of any other entity with or into the Bank, nor a sale, transfer or lease of all or any part of the assets of the Bank will be considered a liquidation, dissolution or winding up of the Bank. After payments of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Stock will not be entitled to any further participation in any distribution of assets of Fidelity.

OPTIONAL REDEMPTION

  The Preferred Stock is perpetual and is not redeemable prior to November 15, 2005. The shares of Preferred Stock will be (subject to applicable regulatory limitations, including restrictions on capital distributions) redeemable by the Bank at its option at any time, and from time to time, in whole or in part, on or after November 15, 2005, at the redemption prices set forth below in cash, plus an amount in cash equal to accrued but unpaid dividends for the then-current Dividend Period up to (but excluding) the date fixed for redemption (the "Redemption Date") without the accumulation of unpaid dividends for prior Dividend Periods:

                   IF REDEEMED DURING THE 12-MONTH
                    PERIOD BEGINNING NOVEMBER 15,               REDEMPTION PRICE
                   -------------------------------              ----------------
       2005....................................................      $27.50
       2006....................................................       27.00
       2007....................................................       26.50
       2008....................................................       26.00
       2009....................................................       25.50
       2010 and thereafter.....................................       25.00

  The aggregate redemption price payable to each holder of record of Preferred Stock to be redeemed will be rounded to the nearest cent ($0.01).

  If fewer than all the outstanding shares of Preferred Stock are to be redeemed, the shares to be redeemed shall be selected pro rata or by lot or by such other method as the Board of Directors of the Bank, in its sole discretion, determines to be equitable.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE OF CONTROL

  If a Change of Control (as defined below) occurs, each holder of shares of Preferred Stock will have the right, at the holder's option, to require the Bank to repurchase all or a specified number of such holder's shares of Preferred Stock on the date (the "Repurchase Date") that is 25 days after the date of the Bank Notice (as defined below), for cash at a price equal to 110% of the liquidation preference of such shares of Preferred Stock to be repurchased (the "Repurchase Price") plus dividends accrued and unpaid for the then-current Dividend Period (without accumulation of accrued and unpaid dividends for prior periods) to the Repurchase Date; provided, however, that in the event the Repurchase Date shall occur prior to the opening of business on a Dividend Payment Date and after the close of business on the corresponding Record Date, the dividend payable on such Dividend Payment Date shall be payable to the holder of such shares registered as such on the relevant Record Date and no accrued and unpaid dividends shall be payable upon repurchase of such shares. The aggregate Repurchase Price payable to such holder will be rounded to the nearest cent ($0.01) with respect to the shares of Preferred Stock as to which the repurchase right has been exercised.

  Within 45 days after the occurrence of a Change of Control, the Bank is obligated to mail to all holders of record of shares of Preferred Stock a notice (the "Bank Notice") of the occurrence of such Change of Control and of the repurchase right arising as a result thereof. To exercise the repurchase right, a holder of such shares of Preferred Stock must deliver on or before the 15th day after the date of the Bank Notice irrevocable written notice to the Bank of the holder's exercise of such right, together with the shares of Preferred Stock with respect to which the right is being exercised, duly endorsed for transfer to the Bank.

  A "Change of Control" will be deemed to have occurred at such time as:

    (i) any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, other than the Bank, any subsidiary of the Bank or any employee benefit plan of the Bank), is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Bank entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Bank entitled to vote generally in the election of directors; or

    (ii) there occurs any consolidation of the Bank with, or merger of the Bank into, any other Person, any merger of another Person into the Bank, or any sale or transfer of all or substantially all of the assets of the Bank to another Person (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of any class of the Bank's capital stock);

provided, however, that no Change of Control shall be deemed to have occurred under paragraphs (i) or (ii) above unless and until the transaction that would result in the Change of Control has been approved by the Board of Directors of the Bank and such transaction, and the exercise by the holders of the Preferred Stock of their rights to require repurchase of the Preferred Stock with respect thereto, has been approved by the OTS after receipt by the OTS of written notice thereof from the Bank given no later than the business day immediately following the day on which the Board of Directors of the Bank approves the transaction. In the event the OTS does not approve the exercise of such repurchase right within 30 days after the date the OTS receives such notice from the Bank, one or more holders of shares of the Preferred Stock may request from the OTS a reconsideration of such determination (pursuant to applicable procedures of the OTS with respect thereto) within 60 days (or such longer period as may be required or permitted by the OTS) of such failure to approve such exercise. In the event the OTS disapproves the repurchase of the Preferred Stock and does not approve such repurchase upon any such subsequent request for reconsideration, the right of the holders to require such repurchase shall irrevocably terminate with respect to such Change of Control, but the right of the holders of the Preferred Stock to require such repurchase, on the terms and subject to the conditions described herein (including, without limitation, the requirements for OTS approval), in the event of any subsequent Change of Control shall not be affected thereby.

  "Beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated under the Exchange Act, as in effect on the date hereof.

  Rule 13e-4 under the Exchange Act requires among other things the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of Preferred Stock. The Bank will comply with this rule to the extent applicable at that time.

VOTING RIGHTS

  Except as set forth below and except as required by applicable law, the holders of the Preferred Stock are not entitled to vote on any matter.

  As long as any shares of the Preferred Stock remain outstanding, the affirmative vote of the holders of at least 66 2/3% of the votes entitled to be cast with respect to the then-outstanding shares of the Preferred Stock at a meeting duly held for that purpose will be necessary (i) to issue or authorize any additional class of equity stock ranking senior to the Preferred Stock as to dividends or upon liquidation or which possesses rights to vote separately as one class with the Preferred Stock on the basis of more than one vote for each $25 of liquidation preference thereof (excluding any liquidation preference for accrued but unpaid dividends), or to issue or authorize any obligation or security convertible into, or evidencing a right to purchase, such a security, or (ii) to repeal, amend or otherwise change any of the provisions of the federal stock charter in any manner which adversely affects the powers, preferences, voting power, dividend rights or other rights or privileges of the Preferred Stock. No vote of the holders of Preferred Stock will be required for any of the following, which are deemed not to adversely affect the powers, preferences, voting power, dividend rights or other rights or privileges of the Preferred Stock: (i) an amendment of the federal stock charter which increases the number of shares of preferred stock which the Bank is authorized to issue, (ii) the creation or issuance of Parity Stock or stock ranking junior to the Preferred Stock as to dividends and as to rights upon liquidation, winding up and dissolution of the Bank and (iii) a merger or consolidation of the Bank with or into any other entity or a sale, transfer or lease of all or any part of the assets of the Bank to any other entity.

  If the Bank fails to pay full quarterly dividends on the Preferred Stock for each of two consecutive quarters, the holders of Preferred Stock shall have the exclusive right, (voting separately as a class together with the holders of any Parity Stock upon which like voting rights have been conferred and are then exercisable) to elect two directors (subject to compliance with any requirement for regulatory approval of, or non-objection to, persons to serve as directors of the Bank) for newly created directorships of the Board, each director to be in addition to the number of directors constituting the Board immediately prior to the vesting of such right (the remaining directors to be elected by the other class or classes of stock entitled to vote therefor), at each meeting of shareholders duly held for the purpose of electing directors. At any time when the right to elect such directors is vested (but has not yet terminated), the Bank may call a special meeting of the holders of the Preferred Stock to fill such directorships, and upon the written request of the holders of not less than 20% of such stock made in accordance with the terms of the Preferred Stock, the Bank is obligated to do so. The right of the holders of Preferred Stock to elect directors shall continue until dividends on the Preferred Stock have been paid for two consecutive Dividend Periods, at which time such voting rights of the holders of the Preferred Stock shall, without further action, terminate, subject to revesting in the event of each and every subsequent failure of the Bank to pay such dividends for two consecutive Dividend Periods as described above.

  The term of office of all directors elected by the holders of the Preferred Stock in office at any time when the aforesaid voting right is vested in such holders shall terminate upon the election of their successors at any meeting of shareholders for the purpose of electing directors; provided, however, that, without further action and unless otherwise required by law, any directors who shall have been elected by the holders of the Preferred Stock as provided herein may be removed at any time, either with or without cause, by the affirmative vote of the holders of record of a majority of the outstanding shares of the Preferred Stock (voting separately as a class together with the holders of any Parity Stock upon which like voting rights have been conferred and are then exercisable) at a duly held shareholders' meeting. Upon termination of the aforesaid voting right in accordance with the foregoing provisions, the term of office of all directors elected by the holders of the Preferred Stock pursuant thereto then in office shall, without further action, terminate unless otherwise required by law. Upon such termination, the number of directors constituting the Board shall, without further action, be reduced by two, subject always to the increase of the number of directors pursuant to the foregoing provisions in case of the future vesting of the right of such holders of the Preferred Stock to elect directors as provided above.

  Unless otherwise required by law, in the case of any vacancy occurring in the directorships so created, the remaining director who shall have been elected to such a directorship may appoint a successor to hold office for the unexpired term of the director whose place shall be vacant, and if all directors so elected by the holders of the Preferred Stock shall cease to serve as directors before their term shall expire, the holders of the Preferred Stock then outstanding may, at a meeting of such holders duly held (voting separately as a class together with the holders of any Parity Stock upon which like voting rights have been conferred and are then exercisable), elect successors to hold office for the unexpired terms of the directors whose places shall be vacant.

  The directors elected by the holders of the Preferred Stock in accordance with the foregoing provisions shall be entitled to one vote per director on any matter on which the directors not so elected are so entitled.

  In connection with any matter on which the holders of the Preferred Stock are entitled to vote as one class or otherwise pursuant to law or the provisions of the federal stock charter, including, without limitation, the election of directors as set forth above, each holder of the Preferred Stock shall be entitled to one vote for each share of the Preferred Stock held by such holder. Following the Exchange, it is expected that shares of Preferred Stock exchanged for Senior Notes will remain outstanding and will be held by Bank Plus.

  If, after the Exchange Date, there remain any holders of Preferred Stock other than Bank Plus and its affiliates, Bank Plus undertakes that Bank Plus and such affiliates will vote all of their shares of Preferred Stock on all matters submitted to a vote of holders of Preferred Stock in the same proportion as those held by non-affiliates of Bank Plus.

NO OTHER RIGHTS

  The shares of Preferred Stock have no preferences, voting powers or relative, participating, optional or other special rights except as set forth above and in the federal stock charter or as otherwise required by law.

                           VALIDITY OF SENIOR NOTES

  The validity of the Senior Notes will be passed upon by Sullivan & Cromwell, Los Angeles, California, counsel to Bank Plus.

                                    EXPERTS

  The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from Bank Plus' Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  Facsimile copies of the Notice of Rejection of Offer will be accepted. A Notice of Rejection of Offer or a notice withdrawing such Notice of Rejection should be sent by a Preferred Stockholder or such holder's broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at one of the addresses set forth below:

                              The Exchange Agent:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

           By Mail:              By Facsimile:        By Hand/Overnight:
   American Stock Transfer &    (718) 234-5001     American Stock Transfer &
         Trust Company                                   Trust Company
  40 Wall Street, 46th Floor                      40 Wall Street, 46th Floor
   New York, New York 10005                        New York, New York 10005
Attention: Exchange Department                  Attention: Exchange Department

  Any questions or requests for assistance or additional copies of this Prospectus or the Notice of Rejection of Offer may be directed to the Information Agent at the telephone numbers and address set forth below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Exchange Offer.

                            The Information Agent:

                            D. F. KING & CO., INC.
                                77 WATER STREET
                           NEW YORK, NEW YORK 10005
                         (212) 269-5550 (CALL COLLECT)
                        (800) 549-6746 (CALL TOLL-FREE)

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Delaware General Corporation Law (the "DGCL") authorizes corporations to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages in connection with the breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitation authorized by the DGCL, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy such duty of care. Although the DGCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Registrant's certificate of incorporation limits the liability of directors to the Registrant or its stockholders to the fullest extent permitted by the DGCL as in effect from time to time. Specifically, directors of the Registrant will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or
(iv) for any transaction from which the director derived an improper personal benefit. This provision does not affect a director's responsibilities under certain other laws such as the federal securities laws or state or federal environmental laws.

  The bylaws of the Registrant provide that the Registrant shall indemnify its officers, directors and employees to the fullest extent permitted by the DGCL. The Registrant believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of the indemnified parties.

  The Registrant has entered into indemnification agreements with its directors and officers which provide for broad indemnification, except where the "reviewing party" has determined that the indemnitee would not be entitled to be indemnified under applicable law. The "reviewing party" is defined as the majority vote of the directors of Registrant not subject to the particular claim or, if none, independent legal counsel selected by the indemnitee and approved by the Registrant. No payments may be made under these indemnification agreements in connection with claims made against a director or officer for which payment is made under an insurance policy or for which such person is otherwise indemnified.

  Under an insurance policy currently maintained by the Registrant, the directors and officers of the Registrant are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which may be imposed as a result of such claims, actions, suits or proceedings which may be brought against them by reason of being or having been such directors or officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

   2.1    Agreement and Plan of Reorganization, dated as of March 27, 1996, among
          Fidelity, Bank Plus and Fidelity Interim Bank (incorporated by reference to Exhibit 2.1 to the Form 8-B of Bank Plus filed with the Commission on April 22, 1996).

   4.1++  Form of Indenture between Bank Plus and The Bank of New York, as
          Trustee, relating to the 12% Senior Notes due July 18, 2007 of Bank
          Plus.

   5.1++ Opinion of Sullivan & Cromwell regarding the validity of the securities being registered.

   8.1++ Opinion of Sullivan & Cromwell regarding certain federal income tax matters with respect to the securities being registered.

   12.1++ Statement regarding computation of ratios.

   23.1*  Consent of Deloitte & Touche.

   23.4++ Consents of Sullivan & Cromwell. (Included in its opinions filed as Exhibits 5.1 and 8.1 to this Registration Statement.)

   24.1++ Powers of Attorney.

   25.1++ Statement of Eligibility under the Trust Indenture Act of 1939 on Form
          T-1 of The Bank of New York.

   99.1++ Amended and Restated Charter S of Fidelity Federal Bank, A Federal
          Savings Bank; First Supplemental Section to Section 5.B. of Amended and
          Restated Charter S of Fidelity Federal Bank, A Federal Savings Bank;
          Certificate of Amendment.

   99.2++ Form of Notice of Rejection of Offer and instructions thereto.

   99.3++ Form of Letter to Brokers, Dealers, etc.

   99.4++ Form of Letter to Clients and instructions thereto.

   (b) Not applicable.
   (c) Not applicable.

--------
*  Filed herewith
++ Previously filed

ITEM 22. UNDERTAKING.

  The undersigned Registrant hereby undertakes:

    (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
  Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4,10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (d) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 20, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 17th day of June, 1997.

                                        BANK PLUS CORPORATION

                                        By:  /s/ Godfrey B. Evans
                                           ------------------------------------
                                           Godfrey B. Evans
                                           Executive Vice President, General
                                           Counsel and Corporate Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to the Registration Statement has been signed by the following persons in the capacities indicated on June 17, 1997.

             SIGNATURE                              TITLE
             ---------                              -----
                 *                   President, Chief Executive
____________________________________ Officer and Director
        Richard M. Greenwood         (principal executive officer)


                 *                   Executive Vice President and
____________________________________ Chief Financial Officer
         William L. Sanders          (principal financial officer)


                 *                   Senior Vice President and Controller
____________________________________ (principal accounting officer)
          Richard M. Villa


                 *                   Director
____________________________________
         Norman Barker, Jr.

                 *
____________________________________ Director
         Waldo H. Burnside

                 *
____________________________________ Director
         George Gibbs, Jr.

                 *
____________________________________ Director
            Lilly V. Lee

                 *
____________________________________ Director
          Gordon V. Smith

                 *
____________________________________ Director
         Mark Sullivan III


       *Godfrey B. Evans
    /s/ Godfrey B. Evans
____________________________________
       Godfrey B. Evans
       Attorney-in-Fact

                                 EXHIBIT INDEX

 EXHIBIT                                    DESCRIPTION
 -------                                    -----------
  2.1     Agreement and Plan of Reorganization, dated as of March 27, 1996, among
          Fidelity, Bank Plus and Fidelity Interim Bank (incorporated by reference to
          Exhibit 2.1 to the Form 8-B of Bank Plus filed with the Commission on April 22,
          1996).
  4.1++   Form of Indenture between Bank Plus and The Bank of New York, as Trustee, relating to the 12% Senior Notes due July 18, 2007 of Bank Plus.
  5.1++   Opinion of Sullivan & Cromwell regarding the validity of the securities being registered.
  8.1++   Opinion of Sullivan & Cromwell regarding certain federal income tax matters with respect to the securities being registered.
 12.1++   Statement regarding computation of ratios.
 23.1*    Consent of Deloitte & Touche.
 23.4++   Consents of Sullivan & Cromwell. (Included in its opinions filed as Exhibits
          5.1 and 8.1 to this Registration Statement).
 24.1++   Powers of Attorney.
 25.1++   Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of
          The Bank of New York.
 99.1++   Amended and Restated Charter S of Fidelity Federal Bank, A Federal Savings
          Bank; First Supplemental Section to Section 5.B. of Amended and Restated
          Charter S of Fidelity Federal Bank, A Federal Savings Bank; Certificate of
          Amendment.
 99.2++   Form of Notice of Rejection of Offer and instructions thereto.
 99.3++   Form of Letter to Brokers, Dealers, etc.
 99.4++   Form of Letter to Clients and instructions thereto.

--------
* Filed herewith.
++Previously filed